Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

PINNACLE FINANCIAL PARTNERS, INC.

BNC BANCORP

and

BLUE MERGER SUB, INC.

Dated as of January 22, 2017

TABLE OF CONTENTS

ARTICLE I. THE MERGER		2
1.1	The Merger	2
1.2	Effective Time	2
1.3	Effects of the Merger	2
1.4	Conversion of Target Common Stock	2
1.5	Parent Capital Stock	3
1.6	Merger Sub Common Stock	3
1.7	Treatment of Target Equity Awards	3
1.8	Articles of Surviving Company	4
1.9	Bylaws of Surviving Company	4
1.10	Tax Consequences	4
1.11	Officers and Directors of Surviving Company	4
1.12	The Second Step Merger	4
1.13	Appointment of Target Directors to Parent’s and Parent Bank’s Boards of Directors	5

ARTICLE II. DELIVERY OF MERGER CONSIDERATION		5
2.1	Deposit of Merger Consideration	5
2.2	Delivery of Merger Consideration	6
2.3	Withholding	7

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		8
3.1	Corporate Organization	8
3.2	Capitalization	9
3.3	Authority; No Violation	10
3.4	Consents and Approvals	11
3.5	Reports	12
3.6	Financial Statements	12
3.7	Broker’s Fees	13
3.8	Absence of Certain Changes or Events	13
3.9	Legal Proceedings	13
3.10	Taxes and Tax Returns	13
3.11	Employees	14
3.12	Employee Benefits	15
3.13	Parent Reports	16
3.14	Compliance with Applicable Law	16
3.15	Certain Contracts.	17
3.16	Agreements with Regulatory Agencies	17
3.17	Interest Rate Risk Management Instruments	18
3.18	Undisclosed Liabilities	18
3.19	Insurance	18
3.20	Data Privacy	18
3.21	Investment Securities	19
3.22	Regulatory Capitalization	19
3.23	Loans; Nonperforming and Classified Assets	19
3.24	Allowance for Loan and Lease Losses	20
3.25	Deposit Insurance	20
3.26	Transactions with Affiliates	20
3.27	State Takeover Laws	21
3.28	Reorganization	21
3.29	Information Supplied	21
3.30	Internal Controls	21

(i)

3.31	Opinion of Parent Financial Advisor	22
3.32	No Further Representations.	22

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF TARGET		22
4.1	Corporate Organization	23
4.2	Capitalization	23
4.3	Authority; No Violation	24
4.4	Consents and Approvals	25
4.5	Reports	25
4.6	Financial Statements	26
4.7	Broker’s Fees	26
4.8	Absence of Certain Changes or Events	26
4.9	Legal Proceedings	27
4.10	Taxes and Tax Returns	27
4.11	Employees	28
4.12	Employee Benefits	29
4.13	Compliance with Applicable Law	30
4.14	Certain Contracts	31
4.15	Agreements with Regulatory Agencies	32
4.16	Real Estate	32
4.17	Interest Rate Risk Management Instruments	33
4.18	Undisclosed Liabilities	34
4.19	Insurance	34
4.20	Intellectual Property; Data Privacy	34
4.21	Investment Securities	35
4.22	Regulatory Capitalization	35
4.23	Loans; Nonperforming and Classified Assets	35
4.24	Allowance for Loan and Lease Losses	36
4.25	Investment Management and Related Activities	37
4.26	Repurchase Agreements	37
4.27	Deposit Insurance	37
4.28	Transactions with Affiliates	37
4.29	Environmental Liability	37
4.30	State Takeover Laws	37
4.31	Reorganization	38
4.32	Target Reports	38
4.33	Information Supplied	38
4.34	Internal Controls	38
4.35	Opinion of Target Financial Advisors	39
4.36	No Further Representations.	39

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS		39
5.1	Conduct of Businesses Prior to the Effective Time	39
5.2	Target Forbearances	39
5.3	Parent Forbearances	42

ARTICLE VI. ADDITIONAL AGREEMENTS		43
6.1	Regulatory Matters	43
6.2	Access to Information	45
6.3	Target Shareholder Approval	46
6.4	Parent Shareholder Approval.	47
6.5	Timing of Shareholders’ Meetings	47
6.6	Legal Conditions to Merger	48

(ii)

6.7	Nasdaq Listing	48
6.8	Employee Benefit Plans; Existing Agreements	48
6.9	Indemnification; Directors’ and Officers’ Insurance	50
6.10	Additional Agreements	51
6.11	Advice of Changes	51
6.12	Acquisition Proposals; Board Recommendation	51
6.13	Financial Statements and Other Current Information	52
6.14	Exemption from Liability under Section 16(b)	52
6.15	Bank Merger	53
6.16	Exchange Matters	53
6.17	Dividends	53
6.18	Assumption of Target Debt	53
6.19	No Control of Other Party’s Business	53
6.20	Change of Method	53
6.21	Restructuring Efforts	54
6.22	Takeover Statutes	54

ARTICLE VII. CONDITIONS PRECEDENT		54
7.1	Conditions to Each Party’s Obligation to Effect the Merger	54
7.2	Conditions to Obligations of Target	55
7.3	Conditions to Obligations of Parent and Merger Sub	55

ARTICLE VIII. TERMINATION AND AMENDMENT		56
8.1	Termination	56
8.2	Effect of Termination	57

ARTICLE IX. GENERAL PROVISIONS		58
9.1	Closing	58
9.2	Nonsurvival of Representations, Warranties and Agreements	58
9.3	Expenses	59
9.4	Notices	59
9.5	Interpretation	59
9.6	Amendment	60
9.7	Extension; Waiver	60
9.8	Counterparts	60
9.9	Entire Agreement	60
9.10	Governing Law	60
9.11	Waiver of Jury Trial	61
9.12	Publicity	61
9.13	Assignment; Third Party Beneficiaries	61
9.14	Severability	62
9.15	Delivery by Facsimile or Electronic Transmission	62
9.16	Specific Performance	62

(iii)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 22, 2017 (this “Agreement”), by and among BNC BANCORP, a North Carolina corporation (“Target”), PINNACLE FINANCIAL PARTNERS, INC., a Tennessee corporation (“Parent”) and BLUE MERGER SUB, INC., a North Carolina corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS:

WHEREAS, the boards of directors of Parent, Target and Merger Sub have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate the strategic business combination transaction provided for herein in which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into Target (the “Merger”), so that Target is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Company”) in the Merger;

WHEREAS, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), Parent shall cause the Surviving Company to be merged with and into Parent (the “Second Step Merger”, and together with the Merger, the “Mergers”), with Parent as the surviving corporation in the Second Step Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, as a material inducement and as additional consideration to Parent and Merger Sub to enter into this Agreement, certain holders of Target Common Stock have entered into a shareholder support agreement with Parent dated as of the date hereof, the form of which is attached hereto as Exhibit A-1 (each a “Target Shareholder Support Agreement” and collectively, the “Target Shareholder Support Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Target Common Stock owned by such person and which such person has the power to vote in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a material inducement and as additional consideration to Target to enter into this Agreement, certain holders of Parent Common Stock have entered into a shareholder support agreement with Target dated as of the date hereof, the form of which is attached hereto as Exhibit A-2 (each a “Parent Shareholder Support Agreement” and collectively, the “Parent Shareholder Support Agreements,” and, together with the Target Shareholder Support Agreements, the “Shareholder Support Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Parent Common Stock owned by such person and which such person has the power to vote in favor of the approval of the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the North Carolina Business Corporation Act (the “NCBCA”), at the Effective Time, Merger Sub shall merge with and into Target. Target shall be the Surviving Company in the Merger, and shall continue its corporate existence under the laws of the State of North Carolina. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of North Carolina (the “North Carolina Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 55-11-06 of the NCBCA.

1.4 Conversion of Target Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Target, Parent, Merger Sub or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, no par value per share, of Target (including shares of Target Non-Voting Common Stock, the “Target Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Target Common Stock owned by Target, Parent or Merger Sub (other than shares of Target Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares held in a fiduciary or agency capacity by Target, Parent or any of their respective Subsidiaries, as the case may be, being referred to herein as “Trust Account Shares”) and shares of Target Common Stock held on account of a debt previously contracted (“DPC Shares”)), shall be converted into the right to receive 0.5235 validly issued, fully paid and nonassessable shares (the “Exchange Ratio”) of the common stock, $1.00 par value per share, of Parent (the “Parent Common Stock”) together with cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e) of this Agreement (the “Merger Consideration”). No shares of preferred stock of Parent will be issued in connection with the transactions contemplated by this Agreement.

(b) All of the shares of Target Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target Common Stock (each, a “Certificate”) and each uncertificated share of Target Common Stock (each, an “Uncertificated Share”) registered to a holder of Target Common Stock shall thereafter represent only the right to receive a certificate (or at Parent’s option, evidence of shares in book entry form) representing the Merger Consideration in whole shares of Parent Common Stock, together with any cash in lieu of fractional shares pursuant to Section 2.2(e), into which the shares of Target Common Stock represented by such Certificate or Uncertificated Share have been converted pursuant to this Section 1.4 and Section 2.2(e) and any dividends or distributions with respect thereto which the holder has the right to receive pursuant to Section 2.2(b). Certificates and Uncertificated Shares previously representing shares of Target Common Stock that have been converted into the right to receive the Merger Consideration shall be exchanged for certificates (or at Parent’s option, evidence of shares in book entry form) representing whole shares of Parent Common Stock equal to the Merger Consideration, together with any cash in lieu of fractional shares and any dividends or distributions with respect thereto which the holder has the right to receive pursuant to Section 2.2(b), in consideration therefor upon the surrender of such Certificates or transfer of such Uncertificated Shares in accordance with Section 2.2. Notwithstanding anything in this Agreement to the contrary, if, prior to the Effective Time, the outstanding shares of Parent Common Stock or Target Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio per share and Merger Consideration payable pursuant to this Agreement and any amounts payable to the holders of Target Equity Awards pursuant to this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Target Capital Stock that are owned by Target, Parent or Merger Sub (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.5 Parent Capital Stock. At and after the Effective Time, each share of Parent Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Merger Sub Common Stock. At and after the Effective Time, each share of common stock of Merger Sub, no par value per share (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value per share, of the Surviving Company.

1.7 Treatment of Target Equity Awards.

(a) At the Effective Time, each outstanding option to acquire shares of Target Common Stock (a “Target Stock Option”) issued pursuant to Target’s equity-based compensation plans identified in Section 4.12(a) of the Target Disclosure Schedule (the “Target Stock Plans”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall become fully vested and shall be cancelled and converted automatically into the right to receive a cash payment from Parent or Parent Bank (the “Cash Out Amount”) in an amount equal to the product of (x) the excess, if any, of the Merger Consideration Price (as defined below) over the exercise price of each such Target Stock Option and (y) the number of shares of Target Common Stock subject to such option to the extent not previously exercised. After the Effective Time, any such cancelled Target Stock Option shall no longer be exercisable by the former holder thereof, but shall only entitle the holder to the payment of the Cash Out Amount, without interest. In the event the exercise price per share of Target Common Stock subject to a Target Stock Option is equal to or greater than the Merger Consideration Price, such Target Stock Option shall be cancelled without consideration and have no further force or effect. For purposes of this Agreement, the term “Merger Consideration Price” means the product of (i) the Exchange Ratio multiplied by (ii) the Parent Share Closing Price.

(b) At the Effective Time, each outstanding award of shares of Target Common Stock subject to vesting, repurchase or other lapse restriction (a “Target Restricted Share Award”) granted under the Target Stock Plans, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time (other than Target Restricted Share Awards granted on or after December 31, 2016) shall become fully vested and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Target Common Stock underlying such Target Restricted Share Award.

(c) At the Effective Time, each outstanding Target Restricted Share Award granted on or after December 31, 2016 (and not as of the Effective Time previously forfeited or otherwise delivered to or retained by Target in connection with the payment of any withholding taxes associated with such award), shall be converted into an award (a “Parent Restricted Share Award”) of a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Target Common Stock subject to the corresponding Target Restricted Share Award multiplied by (ii) the Exchange Ratio. Each Parent Restricted Share Award shall, unless otherwise provided for in an agreement by and between the grantee and Parent, be subject to the same terms, conditions and restrictions as applied to the corresponding Target Restricted Share Award immediately prior to the Effective Time.

(d) At the Effective Time, each outstanding restricted stock unit award in respect of shares of Target Common Stock (a “Target RSU Award” and any such award or Target Stock Option or Target Restricted Share Award, a “Target Equity Award”) granted under the Target Stock Plans, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall become fully vested and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Target Common Stock underlying such Target RSU Award.

(e) At or as soon as practicable following the Effective Time (which may be in connection with the payment of the first regular base salary payment due to such holder following the Closing, but in any event shall occur within thirty (30) days of the Effective Time), Parent or Parent Bank shall deliver the Cash Out Amount to the holders of Target Stock Options, without interest. Such payments may be reduced by any Taxes withheld pursuant to Section 2.3.

(f) At or as soon as practicable following the Effective Time (which may be in connection with the payment of the first regular base salary payment due to such holder following the Closing, but in any event shall occur within ten (10) business days of the Effective Time), Parent or Parent Bank shall deliver any Merger Consideration payable pursuant to Sections 1.7(b) or 1.7(d) to the holders of Target Restricted Share Awards and Target RSU Awards. Such payments may be reduced by any Taxes withheld pursuant to Section 2.3.

(g) At or prior to the Effective Time, Target and Parent, through their respective board of directors or the appropriate committee thereof, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.7.

(h) Parent shall take all corporate action necessary to reserve for issuance a number of shares of Parent Common Stock in respect of Parent Restricted Share Awards issued pursuant to Section 1.7(c). Effective as of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Parent Restricted Share Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

1.8 Articles of Surviving Company. At the Effective Time, the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time (the “Merger Sub Articles”), shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law; provided, that the name of the Surviving Company as reflected in the Merger Sub Articles shall be “BNC Bancorp”.

1.9 Bylaws of Surviving Company. At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (the “Merger Sub Bylaws”), shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law; provided, that the name of the Surviving Company as reflected in the Merger Sub Bylaws shall be “BNC Bancorp”.

1.10 Tax Consequences. It is intended that the Mergers, taken together, shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.11 Officers and Directors of Surviving Company. The officers and directors of Merger Sub as of immediately prior to the Effective Time shall continue as the officers and directors of the Surviving Company.

1.12 The Second Step Merger.

(a) The Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the Tennessee Business Corporation Act (the “TBCA”) and the NCBCA, Parent shall cause the Surviving Company to be merged with and into Parent in the Second Step Merger, with

Parent surviving the Second Step Merger as the Surviving Corporation and continuing its existence under the laws of the State of Tennessee, and the separate corporate existence of the Surviving Company ceasing as of the Second Effective Time. In furtherance of the foregoing, Parent shall cause to be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”), in accordance with the TBCA, articles of merger (the “Tennessee Articles of Merger”) relating to the Second Step Merger and shall cause to be filed with the North Carolina Secretary, in accordance with the NCBCA, articles of merger relating to the Second Step Merger (the “North Carolina Articles of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Tennessee Articles of Merger and the North Carolina Articles of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in Section 48-21-108 of the TBCA and Section 55-11-06 of the NCBCA.

(b) Conversion of Surviving Company Common Stock. At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of Parent or the Surviving Company, each share of common stock, no par value per share, of the Surviving Company shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Parent Capital Stock. At and after the Second Effective Time, each share of Parent Capital Stock issued and outstanding immediately prior to the Second Effective Time shall remain issued and outstanding and shall not be affected by the Second Step Merger.

(d) Charter of Surviving Corporation. At the Second Effective Time, the Amended and Restated Charter of Parent, as in effect immediately prior to the Second Effective Time, shall be the charter of the Surviving Corporation until thereafter amended in accordance with applicable law.

(e) Bylaws of Surviving Corporation. At the Second Effective Time, the bylaws of Parent, as in effect immediately prior to the Second Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

(f) Officers and Directors of Surviving Corporation. The officers and directors of Parent as of immediately prior to the Second Effective Time shall continue as the officers and directors of the Surviving Corporation, subject to Section 1.13.

1.13 Appointment of Target Directors to Parent’s and Parent Bank’s Boards of Directors. Effective at or immediately following the Effective Time, Parent, Parent Bank and their respective boards of directors shall take all requisite action to (a) cause the total number of members of Parent’s board of directors as of the Effective Time to be eighteen (18) and (b) elect Richard D. Callicutt II and three (3) other current directors of Target to be selected by Parent from a pool of five (5) current directors of Target suggested by Target (such suggestion to be delivered to Parent no later than thirty (30) days following the date hereof), or if any of them is unwilling or unable to serve, another member or members (as applicable), mutually agreed by Parent and Target, of Target’s board of directors as of the date hereof who continues to serve as a member of Target’s board of directors immediately prior to the Closing, to the boards of directors of Parent and Parent’s bank subsidiary, Pinnacle Bank (“Parent Bank”).

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. At or prior to the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to Target and Parent (the “Exchange Agent”), for the benefit of the holders of Certificates and Uncertificated Shares, for exchange in accordance with this Article II, certificates (or at Parent’s option, evidence of shares in book entry form) representing the shares of Parent Common Stock constituting the Merger Consideration and cash in lieu of any fractional shares with respect to the Merger Consideration (such cash and certificates for shares of Parent Common Stock (or at Parent’s option, evidence of shares in book entry form), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.2(e) in exchange for shares of Target Common Stock outstanding as of immediately prior to the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.

2.2 Delivery of Merger Consideration.

(a) As soon as practicable, but in no event later than five (5) business days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates or Uncertificated Shares a letter of transmittal (“Letter of Transmittal”) in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title shall pass, only upon delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or the transfer of the Uncertificated Shares in exchange for the Merger Consideration. Upon proper surrender of a Certificate or Certificates to the Exchange Agent for exchange and cancellation, together with such properly completed Letter of Transmittal or upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book entry transfer of Uncertificated Shares, the holder of such Certificate or Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor, as applicable, (i) the Merger Consideration that such holder of the Certificates or Uncertificated Shares shall have become entitled pursuant to the provisions of Article I, including cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e); and (ii) a check representing the amount of any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b), and the Certificate or Certificates so surrendered or the Uncertificated Share or Uncertificated Shares transferred shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration, including on any cash payable in lieu of fractional shares, or on any unpaid dividends and distributions payable to holders of Certificates or Uncertificated Shares.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate or untransferred Uncertificated Share with respect to the shares of Parent Common Stock represented thereby until the holder thereof shall surrender such Certificate or transfer such Uncertificated Share in accordance with this Article II. After the surrender of a Certificate or transfer of an Uncertificated Share in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Target Common Stock represented by such Certificate or Uncertificated Share have been converted into the right to receive.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered or the Uncertificated Share or Uncertificated Shares transferred in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer or such Uncertificated Share or Uncertificated Shares shall be properly transferred, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered or Uncertificated Share or Uncertificated Shares transferred, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b).

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates or transfer of Uncertificated Shares for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of Target who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing prices of Parent Common Stock on the Nasdaq Global Select Market (“Nasdaq”), or such other securities market or stock exchange on which the Parent Common Stock then principally trades, for the ten (10) trading days ending on the trading day immediately preceding the Closing Date (the “Parent Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target as of the first anniversary of the Effective Time shall be delivered to Parent. Any former shareholders of Target who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Target Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Target, its Subsidiaries, Parent, Parent Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent, or if the Merger Consideration payable with respect to such Certificate has been returned to Parent pursuant to Section 2.2(f), Parent, will issue the Merger Consideration and any unpaid dividends and distributions in exchange for such lost, stolen or destroyed Certificate.

(h) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of shares of Target Common Stock in connection with the Merger or the other transactions contemplated by this Agreement, and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

2.3 Withholding. Each of Parent, Parent Bank, Target and the Surviving Corporation is entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Target Common Stock or Target Equity Awards such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld and remitted on a timely basis to the appropriate Governmental Entities, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. The parties hereto shall reasonably cooperate to reduce or eliminate any such deduction or withholding to the extent permissible under applicable law.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent Reports filed after January 1, 2014, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward-looking in nature, or (b) the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent and Merger Sub to Target prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of Parent’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Parent and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify any other section of this Article III (A) specifically referenced or cross-referenced and (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such section), Parent and Merger Sub hereby represent and warrant to Target as follows:

3.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Each of Parent and Merger Sub has full corporate and other power and authority to carry on its business as it is now being conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Parent. Each of Parent and Merger Sub has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, Target or the Surviving Company, as the case may be, a material adverse effect on (i) the business, operations, results of operations, or financial condition of such party and its Subsidiaries, taken as a whole, or (ii) the ability of such party to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (i), the following shall not be deemed to have or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: any change or event caused by or resulting from (A) changes, after the date hereof, in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes, after the date hereof, in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to Parent or Target or their respective Subsidiaries, as the case may be, (D) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (E) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (F) actions or omissions of Parent or Target taken with the prior written consent of the other or required hereunder, (G) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof, (H) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any changes in global, national or regional political conditions, (I) a change in the trading prices, or trading volume, of a party’s capital stock, by itself (it being understood that any facts or circumstances giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect), or (J) the failure by Target or Parent to meet any internal or published industry analyst projections, forecasts or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that any facts or circumstances giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect).

(b) Parent is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the charter of Parent (the “Parent Charter”) and the bylaws of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Parent to Target.

(c) Each Parent Subsidiary, including Parent Bank, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of Parent Bank, a Tennessee state banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Parent and (iv) has all requisite corporate or limited liability company, as applicable, power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Parent. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under GAAP.

3.2 Capitalization.

(a) The authorized capital stock of Parent consists of ninety million (90,000,000) shares of Parent Common Stock, of which, as of January 19, 2017, 46,489,974 shares were issued and outstanding (inclusive of 798,034 shares of Parent Common Stock granted in respect of restricted share awards for which the forfeiture restrictions have not at that date lapsed), and ten million (10,000,000) shares of preferred stock, no par value per share (the “Parent Preferred Stock,” and together with the Parent Common Stock, the “Parent Capital Stock”), of which, as of January 19, 2017, there were no shares issued and outstanding. As of January 19, 2017, no shares of Parent Capital Stock were reserved for issuance except as disclosed in Section 3.2(a) of the Parent Disclosure Schedule or for (i) 458,968 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Parent Common Stock (each a “Parent Stock Option”), and (ii) 310,814 shares of Parent Common Stock reserved for issuance in settlement of outstanding restricted stock unit awards (including performance-based restricted stock units, for which performance conditions are assumed to be achieved at the maximum level) (together with Parent Stock Options and Parent restricted share awards, the “Parent Equity Awards”), in each case pursuant to the equity-based compensation plans of Parent (the “Parent Stock Plans”) as identified in Section 3.2(a) of the Parent Disclosure Schedule. Since January 19, 2017 through the date hereof, Parent has not (A) issued or repurchased any shares of Parent Common Stock, other shares of Parent Capital Stock or other voting securities or securities convertible or exchangeable into, or exercisable for, shares of Parent Common Stock, other shares of Parent Capital Stock or other voting securities or any options, warrants, or other rights of any kind to acquire shares of Parent Common Stock, any shares of Parent Capital Stock or other voting securities of Parent other than (1) the issuance, repurchase, redemption or acquisition of shares of Parent Common Stock in connection with the exercise, vesting or settlement of Parent Equity Awards that were outstanding on January 19, 2017, in accordance with their terms (without amendment or waiver since January 19, 2017), or (2) the issuance, repurchase, redemption or acquisition of shares of Parent Common Stock under the Parent 401(k) Plan in accordance with the terms thereof or the administrative practices related thereto

(without amendment or waiver since January 19, 2017), or (B) issued or awarded any options, restricted shares or any other equity-based awards under any of the Parent Stock Plans. All of the issued and outstanding shares of Parent Capital Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the Parent Stock Plans have been approved by the Parent’s shareholders, or shareholders of corporations that Parent has acquired, in accordance with the requirements of the TBCA and the Code. Except as described in the Parent Reports, as of the date of this Agreement, no trust preferred or subordinated debt securities of Parent or any of its Subsidiaries are issued or outstanding. As of the date of this Agreement, Parent is not deferring interest payments with respect to any of its trust preferred securities (the “Parent Trust Preferred Securities”) or related junior subordinated debt securities issued by it or any of its affiliates.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Parent or of Merger Sub are issued or outstanding.

(c) The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Merger and the other transactions contemplated hereby.

(d) Except as disclosed in Section 3.2(d) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Parent has been or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject in the case of (i) the issuance of the shares of Parent Common Stock constituting the Merger Consideration to the receipt of the Requisite Parent Vote and (ii) the adoption and approval of the Bank Merger Agreement by Parent as the sole shareholder of Parent Bank (which Parent shall effect promptly after the date hereof), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the boards of directors of Parent and of Merger Sub. The board of directors of Parent determined that the Mergers, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Parent and its shareholders and has directed that the issuance of the shares of Parent Common Stock constituting the Merger Consideration be submitted to Parent’s shareholders for approval at a meeting of such shareholders. The board of directors of Merger Sub has determined that the Mergers, on the terms and conditions set forth in this Agreement, are in the best interests of Merger Sub and its sole shareholder and has adopted a resolution to the foregoing effect. Parent, as Merger Sub’s sole shareholder, has approved this Agreement and the transactions contemplated hereby at a duly held meeting or by unanimous written consent. Except for the approval of the issuance of the shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement by the affirmative vote of a majority of votes cast by holders of shares of Parent Common Stock at the Parent Shareholders’ Meeting (the “Requisite Parent Vote”) and the adoption and approval of the Bank Merger Agreement by Parent as the sole shareholder of Parent Bank, no other corporate proceedings on the part of Parent, Merger Sub or Parent Bank are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by Target) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). Subject to the receipt of the Requisite Parent Vote, the shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Subject to the receipt of the Requisite Parent Vote, neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub or any of their respective Subsidiaries, as applicable, of the transactions contemplated hereby (including the Mergers and the Bank Merger), nor compliance by Parent or Merger Sub or any of their respective Subsidiaries with any of the terms or provisions hereof or any of the terms and provisions of any agreement contemplated hereby, will (i) violate any provision of the Parent Charter, the Parent Bylaws or the organizational documents of any of its Subsidiaries, including the Merger Sub Articles or the Merger Sub Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “FRB”), Federal Deposit Insurance Corporation (the “FDIC”), the Tennessee Department of Financial Institutions (the “TDFI”) and the North Carolina Office of the Commissioner of Banks (the “NCCOB”), with respect to the Merger, the Second Step Merger and the Bank Merger, as applicable, and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with any other federal, state or foreign agencies or regulatory authorities and approval or grant of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Joint Proxy Statement/Prospectus in definitive form relating to the meetings of Parent’s and Target’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and of the registration statement on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4 by the SEC, (iv) the filing of the Articles of Merger and the North Carolina Articles of Merger with the North Carolina Secretary pursuant to the NCBCA, the filing of the Tennessee Articles of Merger with the Tennessee Secretary pursuant to the TBCA and the filing of the Bank Merger Certificates, (v) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) compliance with the applicable requirements of the Exchange Act and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement, and (viii) the approval of the listing on Nasdaq of the shares of Parent Common Stock to be issued as the Merger Consideration, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) or Regulatory Agency are necessary in connection with (A) the execution and delivery by Parent and Merger Sub of this Agreement or (B) the consummation by Parent or any of its Subsidiaries, as applicable, of the Mergers and the other transactions contemplated hereby (including the Bank Merger). Except for any consents, authorizations, or approvals which are listed in Sections 3.3 or 3.4 of the Parent Disclosure Schedule, receipt of the Requisite Parent Vote and adoption and approval of the Bank Merger Agreement by Parent as the sole shareholder of Parent Bank, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (x) the execution and delivery by Parent or Merger Sub of this Agreement or (y) the consummation by Parent or any of its Subsidiaries, as applicable, of the Mergers and the other transactions contemplated hereby (including the Bank Merger).

3.5 Reports. Each of Parent and its Subsidiaries has timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2014 with (i) the FRB, (ii) the FDIC, (iii) any state or foreign regulatory authority (each a “State Regulator”), (iv) the SEC and (v) any self-regulatory organization (an “SRO”) (individually, a “Regulatory Agency” and collectively, the “Regulatory Agencies”), and all other reports and statements required to be filed or furnished by them since January 1, 2014, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent and except with respect to Taxes. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Parent and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2014, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There (x) is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries and (y) have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2014.

3.6 Financial Statements. The consolidated financial statements of Parent and its Subsidiaries included in the Parent Reports (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount); each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been since January 1, 2014, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2014, no independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

3.7 Broker’s Fees. Except for Keefe, Bruyette & Woods, Inc., neither Parent nor any of its Subsidiaries or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since September 30, 2016, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since September 30, 2016, through and including the date of this Agreement, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination, and which if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

3.10 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has timely filed all federal, state, foreign and local information returns and Tax returns required to be filed by it and has timely paid all Taxes that are due or claimed to be due from it by federal, state, foreign or local taxing authorities, other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and in each case have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. All such Tax returns are accurate and complete in all material respects.

(b) There are no material audits, examinations, assessments, litigation, proposed adjustments, matters in controversy or other disputes or outstanding requests for information related to Tax matters pending, or to the knowledge of Parent, asserted, for Taxes or assessments upon Parent or any of its Subsidiaries for which Parent does not have reserves that are adequate under GAAP. Parent has made available to Target complete and accurate copies of all federal income Tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Parent or any of its Subsidiaries filed or received since January 1, 2014.

(c) Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries, or that was entered into with customers, vendors, lessors or the like in the ordinary course of business).

(d) Within the past five (5) years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(e) Neither Parent nor any of its Subsidiaries has any liability for Taxes of any person (other than Parent or any of its Subsidiaries) arising from the application of Section 1.1502-6 of the Treasury Regulations promulgated under the Code (the “Treasury Regulations”) or any analogous provision of state, local or foreign law, or as a transferee or successor.

(f) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Parent or any of its Subsidiaries that would have effect after the Effective Time. Parent has made available to Target true, correct, and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.

(g) All Taxes required to be withheld, collected or deposited by or with respect to Parent or any of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate.

(h) Neither Parent nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired.

(i) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, social security, unemployment, severance, withholding, duties, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

3.11 Employees.

(a) There is no collective bargaining agreement in effect between Parent or any of its Subsidiaries and any labor unions or organizations representing any of the employees of Parent or any of its Subsidiaries. Since January 1, 2014, neither Parent nor any of its Subsidiaries has experienced any organized slowdown, work interruption, strike or material work stoppage by its employees, and, to the knowledge of Parent, there is no strike, material labor dispute or union organization activity pending or threatened affecting Parent or any of its Subsidiaries.

(b) Parent and its Subsidiaries are, and since January 1, 2014, have been, in compliance with all domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, the employment of non-citizens under the Immigration Reform and Control Act of 1986, as amended, and the proper classification of individuals as employees or independent contractors, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There is no claim or proceeding brought by or on behalf of any employee or former employee of Parent or any of its Subsidiaries under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical

Leave Act, the National Labor Relations Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Uniformed Services Employment and Reemployment Rights Act, the Genetic Information Nondiscrimination Act, the Equal Pay Act or any other legal requirement pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

3.12 Employee Benefits.

(a) Section 3.12(a) of the Parent Disclosure Schedule sets forth a true and complete list of all material deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other material employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten, whether or not subject to ERISA), sponsored, maintained or contributed to or required to be contributed to by Parent or any of its Subsidiaries or by any trade or business, whether or not incorporated, all of which together with Parent, would be deemed a “single-employer” under Section 4001 of ERISA (a “Parent ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Parent, any Subsidiary of Parent or any Parent ERISA Affiliate, or with respect to which Parent, any Subsidiary of Parent or any Parent ERISA Affiliate otherwise has any material liabilities or obligations (such arrangements, whether or not material, the “Parent Benefit Plans”).

(b) No Parent Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Parent, any Subsidiary of Parent, nor any Parent ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Parent Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for (i) COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA or (ii) continuing benefits or coverage of no more than three (3) years following a termination of employment.

(d) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) each of the Parent Benefit Plans has been operated and administered in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Parent is entitled to rely) from the United States Internal Revenue Service (the “IRS”) that such Parent Benefit Plan is so qualified, and to the knowledge of Parent, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan, (iii) no liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any Parent ERISA Affiliate that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent, its Subsidiaries or any Parent ERISA Affiliate of incurring such liability, (iv) all contributions due and payable by Parent or its Subsidiaries with respect to each Parent Benefit Plan in respect of current or any prior plan years have been paid or accrued in accordance with applicable law, (v) none of Parent, its Subsidiaries or, to the knowledge of Parent, any other person, including any fiduciary, has engaged in a transaction in connection with which Parent, its Subsidiaries or any Parent Benefit Plan will be subject to either a civil penalty assessed pursuant to Section 406 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, and

(vi) there are no pending or, to the knowledge of Parent, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or employee of Parent or any of its affiliates from Parent or any of its affiliates under any Parent Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(f) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) and not otherwise exempt from Section 409A of the Code has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Parent Benefit Plan.

3.13 Parent Reports. Parent has filed all required reports, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2014 (the “Parent Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Parent Reports complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Reports, and none of the Parent Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and each of its officers and directors are in compliance in all material respects, and have complied in all material respects, with the applicable listing and corporate governance rules and regulations of Nasdaq.

3.14 Compliance with Applicable Law.

(a) Parent and each of its Subsidiaries holds, and has at all times since January 1, 2014 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Parent and each of its Subsidiaries have since January 1, 2014 complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Parent or any of its Subsidiaries, except where the failure to hold such license, franchise, permit, patent, trademark or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Small Business Act of July 30, 1953, any regulations promulgated by the Consumer Financial Protection Bureau or the FDIC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(b) Parent and each of its Subsidiaries are and since January 1, 2014 have been conducting operations at all times in compliance in all material respects with all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where each of them conducts business, including, without limitation, applicable financial record keeping and reporting requirement of such laws (collectively, the “Anti-Money Laundering Laws”). Parent and each of its Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws. The board of directors of Parent Bank has adopted and Parent Bank has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have properly administered all accounts for which each of them acts as a fiduciary, including accounts for which each of them serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Parent, any of its Subsidiaries, or any director, officer or employee of Parent or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.15 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound (each, a “Parent Material Contract”) as of the date hereof has been filed as an exhibit to Parent’s Annual Report on Form 10-K for the year ended December 31, 2015, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto, and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any default or any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (i) each Parent Material Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Parent Material Contract, (iii) to Parent’s knowledge, each third-party counterparty to each Parent Material Contract has in all respects performed all obligations required to be performed by it to date under such Parent Material Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Material Contract.

3.16 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any material civil monetary penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised since January 1, 2014, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

3.17 Interest Rate Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (the “Parent Derivative Contracts”), whether entered into for the account of Parent or any of its Subsidiaries, or for the account of a customer of Parent or any of its Subsidiaries, were entered into in the ordinary course of business and, to Parent’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Parent or its Subsidiaries enforceable in accordance with the terms thereof (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Parent and its Subsidiaries have duly performed in all material respects all of their material obligations under the Parent Derivative Contracts to the extent that such obligations to perform have accrued, and to Parent’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder.

3.18 Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, except for liabilities and obligations (i) set forth or adequately provided for in the consolidated balance sheet included in Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Parent Third Quarter 2016 Form 10-Q”), (ii) incurred in the ordinary course of business and consistent with past practice since September 30, 2016, (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) set forth in Section 3.18 of the Parent Disclosure Schedule.

3.19 Insurance. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (i) Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent and consistent with industry practice, (ii) all insurance policies under which any of the assets or properties of Parent and its Subsidiaries are covered or otherwise relating to the business of Parent and its Subsidiaries (excluding policies required in respect to any Loans in which Parent or any of its Subsidiaries are named as additional insureds) are in full force and effect, and Parent and its Subsidiaries have paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed all of its obligations under each such insurance policy and (iii) the policy limits of insurance policies currently in effect covering assets, employees and operations of Parent and its Subsidiaries have not been eroded by the payment of claims or claim handling expenses.

3.20 Data Privacy. Parent and Parent Bank have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Parent’s and Parent Bank’s information technology systems, Software owned or purported to be owned by Parent and Parent Bank (“Parent-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Parent Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, except where the failure to have in place such policies and procedures has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent and Parent Bank are in compliance with applicable federal and state confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency including, without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Parent pursuant to 12 C.F.R. Part 364, and all industry standards applicable to the Parent Data, including card association rules and the payment card industry data security standards, except where such failure to be in compliance has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Except as has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, there currently are not any, and since January 1, 2014, have not been any, pending or, to the knowledge of Parent, threatened, claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Parent’s and Parent Bank’s information technology systems, including the Parent-Owned Software; or (ii) Parent Data or any other such information collected, maintained or stored by or on behalf of Parent and Parent Bank (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

3.21 Investment Securities. Each of Parent and its Subsidiaries has good title to all securities and commodities owned by it in all material respects (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries. Such securities and commodities are valued on the books of Parent in accordance with GAAP in all material respects. Parent and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Parent has made available to Target the material terms of such policies, practices and procedures.

3.22 Regulatory Capitalization. Parent Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Parent is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

3.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 3.23(a) of the Parent Disclosure Schedule, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note, extension of credit or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), in which Parent or any of its Subsidiaries is a creditor which as of December 31, 2016, had an outstanding balance of $1,000,000 or more and, under the terms of which the obligor was, as of December 31, 2016, over ninety (90) days delinquent in payment of principal or interest.

(b) Section 3.23(b) of the Parent Disclosure Schedule identifies (x) each Loan that as of December 31, 2016 had an outstanding balance of $5,000,000 or more and was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Parent Bank, together with the original principal amount, the principal write-off amount, and the net principal amount of each such Loan and (y) each asset of Parent Bank that as of December 31, 2016 was classified as other real estate owned (“OREO”) and the book value thereof as of December 31, 2016.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each Loan held in Parent Bank’s loan portfolio (“Parent Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of Parent, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (i) there are no material oral modifications or amendments related to the Parent Loans that are not reflected in the written records of Parent Bank, (ii) all currently outstanding Parent Loans are owned by Parent Bank free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Cincinnati or the Federal Reserve Bank of Atlanta, (iii) no claims of defense as to the enforcement of any Parent Loan have been asserted in writing against Parent Bank for which there is a reasonable possibility of an adverse determination, and Parent has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Parent or Parent Bank and (iv) none of the Parent Loans are presently serviced by third parties, and there is no obligation which could result in any Parent Loan becoming subject to any third party servicing.

(e) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, each outstanding Parent Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of Parent Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(f) Neither Parent nor Parent Bank is now nor has it been since January 1, 2014, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Neither Parent nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Parent or any of its Subsidiaries to repurchase from any such person any Loan or other asset of Parent or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

3.24 Allowance for Loan and Lease Losses. Parent’s allowance for loan and lease losses as reflected in the balance sheet included in the Parent Third Quarter 2016 Form 10-Q, was, as of the date thereof, in compliance with Parent’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

3.25 Deposit Insurance. The deposits of Parent Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by law, and Parent Bank has paid all premiums and assessments and filed all reports required by the FDIA, except where the failure to pay all such premiums and assessments and file all such reports has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. No proceedings for the revocation or termination of such deposit insurance are pending or, to Parent’s knowledge, threatened.

3.26 Transactions with Affiliates. Except for transactions, agreements, arrangements or understandings between Parent and any of its Subsidiaries, there are no outstanding amounts payable to or receivable from, or advances by Parent or any of its Subsidiaries to, and neither Parent nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Parent or any of its Subsidiaries, or to Parent’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Parent or any of its Subsidiaries and other than deposits held by Parent Bank or Loans made by Parent Bank in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Parent or any of its Subsidiaries and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

3.27 State Takeover Laws. The board of directors of each of Parent and Merger Sub, as applicable, has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.28 Reorganization. Parent is not aware of any fact or circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.29 Information Supplied. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives specifically for inclusion or incorporation by reference in (a) the Joint Proxy Statement/Prospectus, on the date it (and any amendment or supplement thereto) is first mailed to Parent’s and Target’s shareholders and at the time of the Parent Shareholders’ Meeting and the Target Shareholders’ Meeting, (b) the Form S-4, when it and any amendment thereto becomes effective under the Securities Act, and (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 and the portions of the Joint Proxy Statement/Prospectus relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Securities Act and Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Target or its Subsidiaries for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4.

3.30 Internal Controls. The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or any of its Subsidiaries or accountants engaged or utilized by Parent or any of its Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Parent has implemented and maintains a system of (i) disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent or any of its Subsidiaries is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Copies of any such disclosures were made in writing by management to Parent’s auditors and audit committee and a copy has been previously made available to Target. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, prior to the Closing Date.

3.31 Opinion of Parent Financial Advisor. Prior to the execution of this Agreement, the board of directors of Parent has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that as of the date thereof and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.32 No Further Representations.

(a) Except for the representations and warranties made by Parent and Merger Sub in this Article III, neither Parent nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, Merger Sub, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise), and Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor Merger Sub nor any other person makes or has made any representation or warranty to the Target or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, Merger Sub, any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent and Merger Sub in this Article III, any oral or written information presented to the Target or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent and Merger Sub acknowledge and agree that neither Target nor any other person has made or is making, and they have not relied upon, any express or implied representation or warranty regarding Target or any of its Subsidiaries other than those contained in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF TARGET

Except as disclosed in (a), the Target Reports filed after January 1, 2014, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward looking in nature, or (b) the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Parent prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of Target’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Target that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Target and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify any other section of this Article IV (A) specifically referenced or cross-referenced and (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such section), Target hereby represents and warrants to Parent as follows:

4.1 Corporate Organization.

(a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Target has full corporate and other power and authority to carry on its business as it is now being conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Target. Target has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Target.

(b) Target is a bank holding company registered under the BHC Act. True and complete copies of the Target’s articles of incorporation (the “Target Articles”), and bylaws, as in effect as of the date of this Agreement, have previously been made available by Target to Parent.

(c) Each Subsidiary of Target, including Bank of North Carolina, the direct wholly owned banking Subsidiary of Target (“Target Bank”), (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of Target Bank, a North Carolina state banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Target and (iv) has all requisite corporate or limited liability company, as applicable, power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Target.

4.2 Capitalization.

(a) The authorized capital stock of Target consists of eighty million (80,000,000) shares of Target Common Stock, of which sixty million (60,000,000) shares are designated as voting common stock (“Target Voting Common Stock”), of which 47,360,229 shares were issued and outstanding as of January 13, 2017 (exclusive of 901,726 shares of Target Common Stock granted in respect of Target Restricted Share Awards and reserved for issuance upon the settlement of outstanding Target RSU Awards issued pursuant to the Target Stock Plans, in the aggregate, and no shares of Target Common Stock held in treasury), and twenty million (20,000,000) shares are designated as non-voting common stock (“Target Non-Voting Common Stock”), of which four million eight hundred twenty thousand eight hundred forty-four (4,820,844) shares were issued and outstanding and held of record by one shareholder as of the date of this Agreement, and twenty million (20,000,000) shares of preferred stock, no par value per share (the “Target Preferred Stock” and, together with the Target Common Stock, the “Target Capital Stock”), no shares of which, as of January 13, 2017, were issued and outstanding. As of January 13, 2017, except as set forth in the preceding sentence, no shares of Target Capital Stock were reserved for issuance except for 66,443 shares of Target Common Stock reserved for issuance upon the exercise of outstanding Target Stock Options issued pursuant to the Target Stock Plans. Since January 13, 2017 through the date hereof, Target has not (A) issued or repurchased any shares of Target Common Stock, other shares of Target Capital Stock or other voting securities or securities convertible or exchangeable into, or exercisable for, shares of Target Common Stock, other shares of Target Capital Stock or other voting securities or any options, warrants, or other rights of any kind to acquire shares of Target Common Stock, any shares of Target Capital Stock or other voting securities of Target other than (1) the issuance, repurchase, redemption or acquisition of shares of Target Common Stock in connection with the exercise, vesting or settlement of Target Equity Awards that were outstanding on January 13, 2017, in accordance with their terms (without amendment or waiver since January 13, 2017) or (2) the issuance, repurchase, redemption or acquisition of shares of Target Common Stock under the Target 401(k) Plan in accordance with the terms thereof or the administrative practices related thereto (without amendment or waiver since January 13, 2017), or (B) issued or awarded any options, restricted shares or any other equity-based awards under any of the Target Stock Plans. All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in the Target Reports, as of the date of this Agreement, no trust preferred or subordinated debt securities of Target or any of its Subsidiaries are issued or outstanding. As of the date of this Agreement, Target is not deferring interest payments with respect to any of its trust preferred securities (the “Target Trust Preferred Securities”) or related junior subordinated debt securities issued by it or any of its affiliates.

(b) No Voting Debt of Target is issued or outstanding.

(c) Except for (i) this Agreement, and (ii) the Target Equity Awards issued prior to the date of this Agreement and set forth in Section 4.2(a), as of the date of this Agreement there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which Target or any of its Subsidiaries is a party or by which Target or any of its Subsidiaries is bound obligating Target or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Target Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries or any Voting Debt or stock appreciation rights of Target or any of its Subsidiaries or obligating Target or any of its Subsidiaries to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement or requiring Target or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Target Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries. There are no outstanding contractual obligations of Target or any of its Subsidiaries pursuant to which Target or any of its Subsidiaries is or could be required to register shares of Target Capital Stock or other securities under the Securities Act. Other than the Shareholder Support Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Target Capital Stock to which Target is a party. All of the Target Stock Plans have been approved by Target’s shareholders, or shareholders of corporations that Target has acquired, in accordance with the requirements of the laws of the applicable state and the Code.

(d) Target owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Target has been or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Target has full corporate power and authority to execute and deliver this Agreement and, subject in the case of (i) the consummation of the Merger to the receipt of the Requisite Target Vote and (ii) the adoption and approval of the Bank Merger Agreement by Target as the sole shareholder of Target Bank (which Target shall effect promptly after the date hereof), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of Target. The board of directors of Target determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Target and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Target’s shareholders for approval at a meeting of such shareholders and, except for the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding shares of Target Common Stock entitled to vote at the Target Shareholders’ Meeting (the “Requisite Target Vote”) and the adoption and approval of the Bank Merger Agreement by Target as the sole shareholder of Target Bank, no other corporate proceedings on the part of Target or Target Bank are necessary to approve this

Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of Target, enforceable against Target in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Subject to the receipt of the Requisite Target Vote, neither the execution and delivery of this Agreement by Target, nor the consummation by Target or any of its Subsidiaries, as applicable, of the transactions contemplated hereby (including the Mergers and the Bank Merger), nor compliance by Target or any of its Subsidiaries with any of the terms or provisions hereof or any of the terms and provisions of any agreement contemplated hereby, will (i) violate any provision of the Target Articles or the bylaws of Target or the organizational documents of any of its Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Target or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FRB, the FDIC, the TDFI and the NCCOB, with respect to the Merger, the Second Step Merger and the Bank Merger, as applicable, and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Form S-4 (which shall include the Joint Proxy Statement/Prospectus) and declaration of effectiveness of the Form S-4 by the SEC, (iv) compliance with the applicable requirements of the Exchange Act and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement, (v) the filing of the Articles of Merger and the North Carolina Articles of Merger with the North Carolina Secretary pursuant to the NCBCA, the filing of the Tennessee Articles of Merger with the Tennessee Secretary pursuant to the TBCA and the filing of the Bank Merger Certificates, (vi) any notice or filings under the HSR Act and (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws, no consents or approvals of or filings or registrations with any Governmental Entity or Regulatory Agency are necessary in connection with (A) the execution and delivery by Target of this Agreement or (B) the consummation by Target or any of its Subsidiaries, as applicable, of the Mergers and the other transactions contemplated hereby (including the Bank Merger). Except for any consents, authorizations, or approvals which are listed in Sections 4.3 or 4.4 of the Target Disclosure Schedule, receipt of the Requisite Target Vote and adoption and approval of the Bank Merger Agreement by Target as the sole shareholder of Target Bank, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (x) the execution and delivery by Target of this Agreement or (y) the consummation by Target or any of its Subsidiaries, as applicable, of the Mergers and the other transactions contemplated hereby (including the Bank Merger).

4.5 Reports. Each of Target and its Subsidiaries has timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2014 with the Regulatory Agencies, and all other reports and statements required to be filed or furnished, as applicable, by them since January 1, 2014, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target and except with respect to Taxes. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Target and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Target, investigation into the business or operations of Target or any of its Subsidiaries since January 1, 2014, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. There (x) is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Target or any of its Subsidiaries, and (y) have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Target or any of its Subsidiaries since January 1, 2014.

4.6 Financial Statements. The consolidated financial statements of Target and its Subsidiaries included in the Target Reports (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Target and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount); each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Target and its Subsidiaries since January 1, 2014 have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2014, no independent public accounting firm of Target has resigned (or informed Target that it intends to resign) or been dismissed as independent public accountants of Target as a result of or in connection with any disagreements with Target on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7 Broker’s Fees. Except for Sandler O’Neill & Partners, L.P. and BSP Securities, LLC, neither Target nor any of its Subsidiaries or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Target has provided or made available to Parent a complete and accurate copy of Target’s agreements with Sandler O’Neill & Partners, L.P. and BSP Securities, LLC.

4.8 Absence of Certain Changes or Events.

(a) Since September 30, 2016, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target.

(b) Since September 30, 2016, through and including the date of this Agreement, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Target and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Except as disclosed in Section 4.9(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to any, and there are no pending or, to Target’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Target or any of its Subsidiaries or the assets of Target or any of its Subsidiaries that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.10 Taxes and Tax Returns.

(a) Each of Target and its Subsidiaries has timely filed all federal, state, foreign and local information returns and Tax returns required to be filed by it and has timely paid all Taxes that are due or claimed to be due from it by federal, state, foreign or local taxing authorities, other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and in each case have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. All such Tax returns are accurate and complete in all material respects.

(b) There are no material audits, examinations, assessments, litigation, proposed adjustments, matters in controversy or other disputes or outstanding requests for information related to Tax matters pending, or to the knowledge of Target, asserted, for Taxes or assessments upon Target or any of its Subsidiaries for which Target does not have reserves that are adequate under GAAP. Target has made available to Parent complete and accurate copies of all federal income Tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Target or any of its Subsidiaries filed or received since January 1, 2014.

(c) Neither Target nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Target and its Subsidiaries, or that was entered into with customers, vendors, lessors or the like in the ordinary course of business).

(d) Within the past five (5) years, neither Target nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(e) Neither Target nor any of its Subsidiaries has any liability for Taxes of any person (other than Target or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor.

(f) Neither Target nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) an election under Section 108(i) of the Code.

(g) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Target or any of its Subsidiaries that would have effect after the Effective Time. Target has made available to Parent true, correct, and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.

(h) All Taxes required to be withheld, collected or deposited by or with respect to Target or any of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate.

(i) Neither Target nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired.

(j) Neither Target nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

4.11 Employees.

(a) There is no collective bargaining agreement in effect between Target or any of its Subsidiaries and any labor unions or organizations representing any of the employees of Target or any of its Subsidiaries. Since January 1, 2014, neither Target nor any of its Subsidiaries has experienced any organized slowdown, work interruption, strike or material work stoppage by its employees, and, to the knowledge of Target, there is no strike, material labor dispute or union organization activity pending or threatened affecting Target or any of its Subsidiaries.

(b) Except as set forth on Section 4.11(b) of the Target Disclosure Schedule, the employment of each employee of Target and any of its Subsidiaries is terminable at the will of Target or such Subsidiary of Target, as applicable, and neither Target nor any of its Subsidiaries is a party to any written employment, non-competition, severance or similar contract or agreement with any employee of Target or any of its Subsidiaries. As of the date hereof, no key employee of Target or any of its Subsidiaries has provided written notice to Target of termination of employment, and, to the knowledge of Target, no key employee of Target or any of its Subsidiaries has communicated to Target in writing that he or she intends to terminate his or her employment with Target or such Subsidiary of Target, as applicable. To the knowledge of Target, no key employee of Target or any of its Subsidiaries is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any person other than Target or any such Subsidiary of Target that adversely affects the performance of that employee’s duties as an employee of Target or any such Subsidiary of Target.

(c) Target and its Subsidiaries are, and since January 1, 2014, have been, in compliance with all domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, the employment of non-citizens under the Immigration Reform and Control Act of 1986, as amended, and the proper classification of individuals as employees or independent contractors, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. There is no unfair labor practice claim or proceeding brought by or on behalf of any employee or former employee of Target or any of its Subsidiaries under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act, the National Labor Relations Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Uniformed Services Employment and Reemployment Rights Act, the Genetic Information Nondiscrimination Act, the Equal Pay Act or any other legal requirement pending or, to the knowledge of Target, threatened against Target or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Target.

4.12 Employee Benefits.

(a) Section 4.12(a) of the Target Disclosure Schedule sets forth a true and complete list of all material deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other material employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten, whether or not subject to ERISA), sponsored, maintained or contributed to or required to be contributed to by Target or any of its Subsidiaries or by any trade or business, whether or not incorporated, all of which together with Target, would be deemed a “single-employer” under Section 4001 of ERISA (a “Target ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Target, any Subsidiary of Target or any Target ERISA Affiliate, or with respect to which Target, any Subsidiary of Target or any Target ERISA Affiliate otherwise has any material liabilities or obligations (such arrangements, whether or not material, the “Target Benefit Plans”).

(b) No Target Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Target, any Subsidiary of Target, nor any Target ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Target Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for (i) COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA or (ii) continuing benefits or coverage of no more than three years following a termination of employment.

(d) With respect to each material Target Benefit Plan, Target has delivered or made available to Parent complete copies of each of the following documents (to the extent applicable): (i) a copy of each written Target Benefit Plan currently in effect (including any material amendments thereto); (ii) a copy of the two (2) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Target Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Target Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter upon which the plan sponsor is entitled to rely received from the IRS; (vi) the most recent actuarial report; and (vii) all material correspondence since January 1, 2014 with the IRS, the Department of Labor and the Pension Benefit Guaranty Corporation regarding any Target Benefit Plan. Target has disclosed or made available to Parent a summary of the terms and conditions of any unwritten material Target Benefit Plan.

(e) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, (i) each of the Target Benefit Plans has been operated and administered in compliance with ERISA and the Code, (ii) each of the Target Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Target is permitted to rely) from the IRS that such Target Benefit Plan is so qualified, and to the knowledge of Target, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Target Benefit Plan, (iii) no liability under Title IV of ERISA has been incurred by Target, its Subsidiaries or any Target ERISA Affiliate that has not been satisfied in full, and, to the knowledge of Target, no condition exists that presents a material risk to Target, its Subsidiaries or any Target ERISA Affiliate of incurring such liability, (iv) all contributions due and payable by Target or any of its Subsidiaries with respect to each Target Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with applicable law, (v) none of Target, its Subsidiaries or, to the knowledge of Target, any other person, including any fiduciary, has engaged in a transaction in connection with which Target, its Subsidiaries or any Target Benefit Plan will be subject to either a civil penalty assessed pursuant to Section 406 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vi) there are no pending or, to the knowledge of Target, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Target Benefit Plans or any trusts related thereto.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Target or any of its affiliates from Target or any of its affiliates under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits. Target has made available to Parent preliminary drafts of Section 280G calculations (that are not final and are based on the underlying assumptions and facts on which the calculations are based as set forth therein), which to Target’s knowledge are based on true, correct and complete data as of the date hereof, in all material respects, with respect to the three (3) individuals identified in such drafts.

(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, each Target Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) and not otherwise exempt from Section 409A of the Code has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Target Benefit Plan.

(h) No Target Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

4.13 Compliance with Applicable Law.

(a) Target and each of its Subsidiaries holds, and has at all times since January 1, 2014 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Target, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Target and each of its Subsidiaries have since January 1, 2014 complied in all material respects with, and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Target or any of its Subsidiaries, except where the failure to hold such license, franchise, permit, patent, trademark or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the

Dodd-Frank Wall Street Reform and Consumer Protection Act, the Small Business Act of July 30, 1953, any regulations promulgated by the Consumer Financial Protection Bureau or the FDIC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(b) Target and each of its Subsidiaries are and since January 1, 2014 have been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. Target and each of its Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws. The board of directors of Target Bank has adopted and Target Bank has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, Target and each of its Subsidiaries have properly administered all accounts for which each of them acts as a fiduciary, including accounts for which each of them serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Target, any of its Subsidiaries, or any director, officer or employee of Target or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

4.14 Certain Contracts.

(a) Except as set forth in Section 4.14(a) of the Target Disclosure Schedule, as of the date hereof, neither Target nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (excluding any Target Benefit Plan) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Target or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Company or any of its Subsidiaries to engage in such activities, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) that would solely as a result of consummation of the Merger, the Second Step Merger or the Bank Merger require the payment by Target, the Surviving Company, Parent or the Surviving Corporation or any Subsidiary thereof of amounts in excess of $500,000, (v) other than extensions of credit, other banking products offered by Target and its Subsidiaries, derivatives or the Target Leases, which creates future payment obligations of Target or any of its Subsidiaries in excess of $500,000 per annum and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less, or (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Target or its Subsidiaries, taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) (excluding any Target Benefit Plan), whether or not set forth in the Target Disclosure Schedule, is referred to herein as a “Target Material Contract,” and neither Target nor any of its Subsidiaries knows of, or has received notice of, any default or any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target, (i) each Target Material Contract is valid and binding on Target or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Target and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Target Material Contract, (iii) to Target’s knowledge, each third-party counterparty to each Target Material Contract has in all respects performed all obligations required to be performed by it to date under such Target Material Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Target or any of its Subsidiaries under any such Target Material Contract.

4.15 Agreements with Regulatory Agencies. Neither Target nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any material civil monetary penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management or its business (each, whether or not set forth in the Target Disclosure Schedule, a “Target Regulatory Agreement”), nor has Target or any of its Subsidiaries been advised since January 1, 2014, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement.

4.16 Real Estate.

(a) Section 4.16(a) of the Target Disclosure Schedule sets forth, as of the date hereof, a list of all real property leases (including addresses) to which Target or any of the Target Subsidiaries is a party (whether as a (sub)lessor, (sub)lessee, guarantor or otherwise) (the “Target Leases”; all real property in which Target or any of the Target Subsidiaries hold a leasehold interest, whether as lessee or sublessee, the “Target Leased Real Property”; all real property in which Target or any of the Target Subsidiaries hold an ownership interest (other than real property acquired through foreclosure or by deed in lieu thereof), the “Target Owned Real Property”; the Target Leased Real Property and the Target Owned Real Property, collectively, the “Target Real Estate”). Except for the Target Owned Real Property and the Target Leases identified in Section 4.16(a) of the Target Disclosure Schedule, as of the date hereof, neither Target nor any of the Target Subsidiaries owns any material interest (fee, leasehold or otherwise) in any real property (other than real property acquired in the ordinary course of business through foreclosure proceedings or through deed in lieu of foreclosure) and neither Target nor any of the Target Subsidiaries has entered into any leases, arrangements, license or other agreements relating to the use, occupancy, sale, option, disposition or alienation of all or any portion of the Target Owned Real Property.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, all Target Leases are in full force and effect and are binding and enforceable against Target or a Target Subsidiary, and to the knowledge of Target, the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such Target Leases, as amended or modified prior to the date hereof, have been provided or made available to Parent or its advisors.

(c) Target and the Target Subsidiaries own good and marketable title to the Target Owned Real Property, free and clear of any encumbrances, liens, claims, equitable interests, options, mortgages, rights of first refusal, rights of first offer, encroachments, easements or restrictions of any kind (the “Real Estate Liens”), other than (i) liens for Taxes not yet due and payable; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, material; (iii) encroachments, easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of the Target Owned Real Property that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target; and (iv) imperfections or irregularities of title or other Liens that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”).

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, to the knowledge of Target, (i) Target and the Target Subsidiaries are entitled to and have exclusive possession of the Target Leased Real Property, (ii) the Target Real Estate is not subject to any other legally binding lease, tenancy or license or any legally binding agreement to grant any such lease, tenancy or license that materially interferes with Target’s or any of the Target Subsidiaries’ use of the Target Real Estate, (iii) there is no person in possession or occupation of, or who has any current right to possession or occupation of, the Target Real Estate other than Target and the Target Subsidiaries, and (iv) there are no easements of any kind in respect of the Target Real Estate materially and adversely affecting the rights of Target and the Target Subsidiaries to use the Target Real Estate for the conduct of its business other than Permitted Liens.

(e) With respect to the Target Real Estate:

(i) except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, Target and its Subsidiaries are not in default under the terms of the Target Leases with respect to the Target Leased Real Property;

(ii) to the knowledge of Target, the lessor of any Target Leased Real Property is not in material default under any of the terms of the Target Leases;

(iii) to the knowledge of Target, (A) there is no condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted, that would materially and adversely affect the use and operation of the Target Real Estate as currently being used and operated by Target and its Subsidiaries, and (B) there are no special assessment proceedings affecting the Target Real Estate that, if a special assessment ultimately were imposed pursuant to such proceedings, would materially increase the cost of using and operating the Target Real Estate as currently being used and operated by Target and its Subsidiaries;

(iv) to the knowledge of Target, none of the Target Real Estate is located in (A) any special flood hazard area or zone on any official flood hazard map published by the United States Department of Housing and Urban Development (except as may pertain to possible 100-year flood plain status) or (B) any wetland area on any official wetland inventory map published by the United States Department of the Interior or any applicable state agency; and

(v) to the knowledge of Target, all existing water, drainage, sewage and utility facilities relating to the Target Real Estate are adequate in all material respects for Target’s and its Subsidiaries’ existing use and operation of the Target Real Estate and all such facilities enter the Target Real Estate directly from public rights-of-way or other public facilities.

(f) To the knowledge of Target, the Target Real Estate is zoned for the purposes for which it is being used by Target and its Subsidiaries, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target.

4.17 Interest Rate Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (the “Target Derivative Contracts”), whether entered into for the account of Target or any of its Subsidiaries, or for the account of a customer of Target or any of its Subsidiaries, were entered into in the ordinary course of business and, to Target’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Target or its Subsidiaries enforceable in accordance with the terms thereof (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Target and its Subsidiaries have duly performed in all material respects all of their material obligations under the Target Derivative Contracts to the extent that such obligations to perform have accrued, and to Target’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder.

4.18 Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, neither Target nor any of its Subsidiaries has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, except for liabilities and obligations (i) set forth or adequately provided for in the consolidated balance sheet included in Target’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Target Third Quarter 2016 Form 10-Q”), (ii) incurred in the ordinary course of business and consistent with past practice since September 30, 2016, (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) set forth in Section 4.18 of the Target Disclosure Schedule.

4.19 Insurance. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, (i) Target and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Target reasonably has determined to be prudent and consistent with industry practice, (ii) all insurance policies under which any of the assets or properties of Target and its Subsidiaries are covered or otherwise relating to the business of Target and its Subsidiaries (excluding policies required in respect to any Loans in which Target or any of its Subsidiaries are named as additional insureds) are in full force and effect, and Target and its Subsidiaries have paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed all of its obligations under each such insurance policy and (iii) the policy limits of insurance policies currently in effect covering assets, employees and operations of Target and its Subsidiaries have not been eroded by the payment of claims or claim handling expenses.

4.20 Intellectual Property; Data Privacy.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, Target and its Subsidiaries own or have a valid and enforceable license to use all Target Intellectual Property, free and clear of all Liens and royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The Target Intellectual Property constitutes, in all material respects, all of the Intellectual Property necessary to carry on the business of Target and its Subsidiaries as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, the Target Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Target nor any of its Subsidiaries has received any written notice challenging the validity or enforceability of the Target Intellectual Property. To the knowledge of Target, neither the Target Intellectual Property nor the conduct of the business of Target and its Subsidiaries violates, misappropriates or infringes upon the intellectual property rights of any third party, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target. Target and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), and all documentation (including user manuals and training materials)

related to the foregoing, but excluding off-the-shelf software that have individual acquisition costs of $100,000 or less (“Software”), logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how; copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(b) Target and Target Bank have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Target’s and Target Bank’s information technology systems, Software owned or purported to be owned by Target and Target Bank (“Target-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Target Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, except where the failure to have in place such policies and procedures has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Target and Target Bank are in compliance with applicable federal and state confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency including, without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Target pursuant to 12 C.F.R. Part 364, and all industry standards applicable to the Target Data, including card association rules and the payment card industry data security standards, except where such failure to be in compliance has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Except as has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, there currently are not any, and since January 1, 2014, have not been any, pending or, to the knowledge of Target, threatened, claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Target’s and Target Bank’s information technology systems, including the Target-Owned Software; or (ii) Target Data or any other such information collected, maintained or stored by or on behalf of Target and Target Bank (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

4.21 Investment Securities. Each of Target and its Subsidiaries has good title to all securities and commodities owned by it in all material respects (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Target or its Subsidiaries. Such securities and commodities are valued on the books of Target in accordance with GAAP in all material respects. Target and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Target has made available to Parent the material terms of such policies, practices and procedures.

4.22 Regulatory Capitalization. Target Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Target is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

4.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.23(a) of the Target Disclosure Schedule, as of the date hereof, neither Target nor any of its Subsidiaries is a party to any Loans, in which Target or any of its Subsidiaries is a creditor which as of December 31, 2016, had an outstanding balance of $1,000,000 or more and, under the terms of which the obligor was, as of December 31, 2016, over ninety (90) days delinquent in payment of principal or interest.

(b) Section 4.23(b) of the Target Disclosure Schedule identifies (x) each Loan that as of December 31, 2016 had an outstanding balance of $2,500,000 or more and was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Target Bank, together with the original principal amount, the principal write-off amount, and the net principal amount of each such Loan and (y) each asset of Target Bank that as of December 31, 2016 was classified as OREO and the book value thereof as of December 31, 2016.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, each Loan held in Target Bank’s loan portfolio (“Target Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of Target, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, (i) there are no material oral modifications or amendments related to the Target Loans that are not reflected in the written records of Target Bank, (ii) all currently outstanding Target Loans are owned by Target Bank free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Atlanta or the Federal Reserve Bank of Richmond, (iii) no claims of defense as to the enforcement of any Target Loan have been asserted in writing against Target Bank for which there is a reasonable possibility of an adverse determination, and Target has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Target or Target Bank and (iv) none of the Target Loans are presently serviced by third parties, and there is no obligation which could result in any Target Loan becoming subject to any third party servicing.

(e) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, each outstanding Target Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of Target Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(f) Neither Target nor Target Bank is now nor has it been since January 1, 2014, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Neither Target nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Target or any of its Subsidiaries to repurchase from any such person any Loan or other asset of Target or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

4.24 Allowance for Loan and Lease Losses . Target’s allowance for loan and lease losses as reflected in the balance sheet included in the Target Third Quarter 2016 Form 10-Q, was, as of the applicable date thereof, in compliance with Target’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

4.25 Investment Management and Related Activities. Except as set forth on Section 4.25 of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries or any of their respective directors, officers, employees or authorized representatives is required to be registered, licensed or authorized under the laws issued by any Governmental Entity or Regulatory Agency as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, or in any similar capacity with a Governmental Entity or Regulatory Agency.

4.26 Repurchase Agreements. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, with respect to all agreements pursuant to which Target or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Target or any such Subsidiary of Target, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.27 Deposit Insurance. The deposits of Target Bank are insured by the FDIC in accordance with the FDIA to the full extent permitted by law, and Target Bank has paid all premiums and assessments and filed all reports required by the FDIA, except where the failure to pay all such premiums and assessments and file all such reports has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. No proceedings for the revocation or termination of such deposit insurance are pending or, to Target’s knowledge, threatened.

4.28 Transactions with Affiliates. Except as set forth on Section 4.28 of the Target Disclosure Schedule or for transactions, agreements, arrangements or understandings between Target and any of its Subsidiaries, there are no outstanding amounts payable to or receivable from, or advances by Target or any of its Subsidiaries to, and neither Target nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Target or any of its Subsidiaries, or to Target’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Target or any of its Subsidiaries and other than deposits held by Target Bank or Loans made by Target Bank in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Target or any of its Subsidiaries and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

4.29 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Target or any of its Subsidiaries, or that could reasonably be expected to result in the imposition on Target or any of its Subsidiaries of, any liability or obligation arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, pending or, to the knowledge of Target, threatened against Target or any of its Subsidiaries, and to the knowledge of Target there is no reasonable basis for any such proceeding, claim, action or governmental investigation, in each case which liability or obligation would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. Neither Target nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.30 State Takeover Laws. The board of directors of Target has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable Takeover Statutes.

4.31 Reorganization. Target is not aware of any fact or circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.32 Target Reports. Target has filed all required reports, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2014 (the “Target Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Target Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Target Reports, and none of the Target Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Target and each of its officers and directors are in compliance in all material respects, and have complied in all material respects, with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.33 Information Supplied. The information relating to Target and its Subsidiaries that is provided by Target or its representatives specifically for inclusion or incorporation by reference in (a) the Joint Proxy Statement/Prospectus, on the date it (and any amendment or supplement thereto) is first mailed to Parent’s and Target’s shareholders and at the time of the Parent Shareholders’ Meeting and the Target Shareholders’ Meeting, (b) the Form S-4, when it and any amendment thereto becomes effective under the Securities Act, and (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement/Prospectus relating to Target and its Subsidiaries and other portions within the reasonable control of Target and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Target with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4.

4.34 Internal Controls. The records, systems, controls, data and information of Target and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Target or any of its Subsidiaries or accountants engaged or utilized by Target or any of its Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Target. Target has implemented and maintains a system of (i) disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Target or any of its Subsidiaries is made known to the chief executive officer and the chief financial officer of Target by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Target has disclosed, based on its most recent evaluation prior to the date hereof, to Target’s outside auditors and the audit committee of Target’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Target’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Target, any fraud, whether or not material, that involves management or other employees who have a significant role in Target’s internal controls over financial reporting. Copies of any such disclosures were made in writing by management to Target’s auditors and audit committee and a copy has been previously made available to Parent. To the knowledge of Target, there is no reason to believe that Target’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, prior to the Closing Date.

4.35 Opinion of Target Financial Advisors. Prior to the execution of this Agreement, the board of directors of Target has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from each of Sandler O’Neill & Partners, L.P. and BSP Securities, LLC to the effect that, as of the date of each such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Target Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.

4.36 No Further Representations.

(a) Except for the representations and warranties made by Target in this Article IV, neither Target nor any other person makes any express or implied representation or warranty with respect to Target, its Subsidiaries, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise), and Target hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Target nor any other person makes or has made any representation or warranty to Parent, Merger Sub or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Target, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Target in this Article IV, any oral or written information presented to Parent, Merger Sub or any of their respective affiliates or representatives in the course of their due diligence investigation of Target, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Target acknowledges and agrees that neither Parent nor any other person has made or is making, and it has not relied upon, any express or implied representation or warranty regarding Parent, Merger Sub or any of their respective Subsidiaries other than those contained in Article III.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Target Disclosure Schedule), required by law or as consented to in writing by Parent (or, in the case of clause (b), Target, as applicable) (such consent not to be unreasonably withheld, conditioned or delayed), (a) Target shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) each of Target and Parent shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Target Forbearances. Without limiting Section 5.1, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Target Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, Target shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of Target or any of its wholly owned Subsidiaries to Target or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Atlanta or the Federal Reserve Bank of Richmond, and sales of certificates of deposit);

(b) (i) adjust, split, combine or reclassify any shares of Target Capital Stock; (ii) make, declare or pay any dividend, or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Target Capital Stock, Target Trust Preferred Securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Target Capital Stock except (1) dividends paid by any of the wholly owned Subsidiaries of Target to Target or any of its wholly owned Subsidiaries in compliance with applicable laws, (2) regular quarterly cash dividends by Target on shares of Target Common Stock at a rate not in excess of $0.05 per share of Target Common Stock and any associated dividend equivalents for outstanding Target Equity Awards, (3) if permitted under the Target Stock Plans, the acceptance of shares of Target Common Stock as payment of the exercise price of Target Stock Options or for withholding taxes incurred in connection with the exercise of Target Stock Options or the vesting or settlement of any Target Equity Awards, in each case, in accordance with past practice and the terms of the applicable award agreements and (4) required dividends or distributions in respect of the Target Trust Preferred Securities; (iii) grant any Target Equity Awards or other stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Target Capital Stock; or (iv) issue, sell or otherwise permit to become outstanding any additional shares of Target Capital Stock or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock or any options, warrants or other rights of any kind to acquire any shares of Target Capital Stock, except pursuant to the exercise, vesting or settlement of Target Equity Awards in accordance with their terms and as are outstanding as of the date of this Agreement or granted in accordance with this Agreement;

(c) except as required by the terms of any Target Benefit Plan or contract existing as of the date hereof, (i) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Target or any of its Subsidiaries, except for increases in compensation and benefits in the ordinary course of business consistent with past practice that do not exceed, in the aggregate, five percent (5%) of the aggregate cost of all employee compensation and benefits in effect as of the date hereof, (ii) pay any pension or retirement allowance, except in the ordinary course of business consistent with past practice, (iii) pay any bonus, except in the ordinary course of business consistent with past practice, (iv) become a party to, amend or commit to enter into any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, except (A) with respect to agreements entered into with newly hired employees who are not executive officers or agreements terminable on less than thirty (30) days’ notice without penalty or (B) for amendments of Target Benefit Plans in the ordinary course of business consistent with past practice that do not materially increase the cost to Target and its Subsidiaries of maintaining such Target Benefit Plan, or (v) accelerate the vesting of, or the lapsing of restrictions with respect to, any Target Equity Awards;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Target and its Subsidiaries, taken as a whole, to any person or cancel, release or assign any indebtedness owed to Target or any of its Subsidiaries that is material to Target and its Subsidiaries, taken as a whole, to any such person or any claims held by any such person that are material to Target and its Subsidiaries, taken as a whole, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement and set forth on Section 5.2(d) of the Target Disclosure Schedule;

(e) enter into any new line of business that is material to Target and its Subsidiaries, taken as a whole, or change, amend or modify in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Target and its Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity or Regulatory Agency;

(f) except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditures, either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

(g) except for transactions in the ordinary course of business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

(h) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(i) amend the Target Articles or bylaws of Target or the organizational documents of any Subsidiary of Target;

(j) (i) terminate, materially amend, or waive any material provision of any Target Material Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, in each case other than normal renewals in the ordinary course of business or (ii) enter into any contract that would constitute a Target Material Contract if it were in effect on the date of this Agreement;

(k) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

(l) merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

(m) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency or requested by a Governmental Entity or Regulatory Agency;

(n) other than settlement of foreclosure actions or debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding in an amount and for consideration in excess of $1,000,000 individually or $3,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments actually received by Target or any of its Subsidiaries in respect thereof) or that would impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation or its Subsidiaries;

(o) take any action that is intended or is expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except as required by applicable law;

(p) implement or adopt any material change in its financial accounting principles, practices or methods, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(q) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(r) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change any material annual Tax accounting period, adopt or materially change any Tax accounting method, file any material amended Tax return, enter into any material closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund, offset or other reduction of a material amount of Taxes;

(s) hire any person as an officer or employee of Target or any of its Subsidiaries whose annual base salary or base wage is greater than $150,000 or terminate the employment of any officer or employee whose annual base salary or base wage is greater than $150,000, other than for cause;

(t) except for communications made in accordance with Section 6.8(e) or Section 9.12, make any written communications to the employees of Target or its Subsidiaries with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement;

(u) take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or, except as otherwise set forth herein, the Requisite Target Vote or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(v) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. Without limiting Section 5.1, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Target (which consent shall not be unreasonably withheld):

(a) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(b) take any action that is intended or is expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except as required by applicable law;

(c) amend the Parent Charter or the Parent Bylaws in a manner that would materially and adversely affect the holders of the Target Common Stock, or adversely affect the holders of the Target Common Stock relative to other holders of Parent Common Stock;

(d) adjust, split, combine or reclassify any Parent Capital Stock or make, declare or pay any extraordinary dividend on or extraordinary redemption of any Parent Capital Stock;

(e) incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its Subsidiaries) that would reasonably be expected to prevent Parent or its Subsidiaries from assuming Target’s or its Subsidiaries’ outstanding indebtedness;

(f) acquire or make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned Subsidiary of Parent, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed;

(g) merge or consolidate itself or any of its material Subsidiaries with any other person or engage in any similar business combination transaction (i) where it or its material Subsidiary or another of its Subsidiaries, as applicable, is not the surviving person or (ii) if the merger, consolidation or transaction is reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its material Subsidiaries;

(h) take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or, except as otherwise set forth herein, the Requisite Parent Vote or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(i) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Target and Parent shall promptly prepare and file with the SEC, no later than thirty-five (35) business days after the date of this Agreement, the Joint Proxy Statement/Prospectus and Parent shall promptly prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of Target and Parent shall use their reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Parent and Target shall thereafter promptly mail or deliver the Joint Proxy Statement/Prospectus to their respective shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Capital Stock as may be reasonably requested in connection with any such action. If at any time any information relating to any of the parties, or their respective affiliates, officers or directors, should be discovered by a party, which information should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and mailed, delivered or otherwise made available to the shareholders of Parent and Target.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file and cause their applicable Subsidiaries to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Mergers and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities, Regulatory Agencies and third parties. Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) business days after the date of this Agreement, Parent and Target shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any Governmental Entity or Regulatory Agency, including the FRB, FDIC, TDFI or NCCOB, in order to obtain the Requisite Regulatory Approvals. The parties hereto agree that they will consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Governmental Entities and Regulatory Agencies necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. Parent and Target agree to furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as reasonably may be necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4, the Requisite Regulatory Approvals and any application, petition or other statement or application made by or on behalf of Parent, Parent Bank, Target or Target Bank or any of their affiliates to any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. Parent and Target shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Parent or Target, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party shall consult with the other in advance of any meeting or conference with any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity or Regulatory Agency, give the other party and its counsel the opportunity to attend and participate in such meetings and conferences, except to the extent such meetings and conferences relate to confidential supervisory information. Each party will provide the other with copies of any applications, notices, petitions or filings, and all correspondence relating thereto, prior to filing, other than any portions of material filed in connection therewith that contain confidential supervisory information or other information filed under a claim of confidentiality and, in each case, subject to applicable laws relating to the exchange of information. Each party acknowledges and agrees that nothing in this Agreement, including this Section 6.1 and Section 6.2, shall require any party to provide confidential supervisory information to any other party.

(c) In furtherance and not in limitation of the foregoing, each of Parent and Target shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Parent, Target and their respective Subsidiaries. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require Parent or Target or their respective Subsidiaries to take, or agree to take, any actions specified in this Section 6.1 that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Mergers and the Bank Merger (a “Burdensome Condition”).

(d) Each of Parent and Target agrees, as to itself and its Subsidiaries, (i) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Parent Shareholders’ Meeting and the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which such statement was made, not misleading. Each of Parent and Target further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Joint Proxy Statement/Prospectus.

(e) To the extent permitted by applicable law, Target and Parent shall promptly advise each other upon their (or their Subsidiaries’) receiving any communication from any Governmental Entity or Regulatory Agency whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, that the receipt of any such approval will be materially delayed or that a Burdensome Condition might be imposed on any such Requisite Regulatory Approval.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Parent and Target, for the purposes of verifying the representations and warranties of the other and preparing for the Mergers and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time and in a manner so as not to interfere with normal business operations, to all of its properties, books, contracts, commitments, personnel, information technology systems and records and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of Parent and Target shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which it or any of its Subsidiaries is not permitted to disclose under applicable law) and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request. Neither Parent nor Target nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or Target’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) The Mutual Confidentiality Agreement dated as of December 14, 2016, entered into by and between Parent and Target (the “Confidentiality Agreement”) will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with the terms thereof, and each of Parent and Target shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(c) No investigation by any of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party or parties set forth herein.

6.3 Target Shareholder Approval.

(a) Target shall take, in accordance with applicable law and the Target Articles and bylaws of Target, all action necessary to convene a meeting of its shareholders (the “Target Shareholders’ Meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Requisite Target Vote required in connection with this Agreement, the Merger and, if so desired and mutually agreed upon, other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement. Target and the board of directors of Target shall use its reasonable best efforts to obtain from the shareholders of Target the Requisite Target Vote, including by communicating to Target’s shareholders the Target board of directors’ recommendation (and including such recommendation in the Joint Proxy Statement/Prospectus) that the shareholders approve this Agreement and the transactions contemplated hereby, and Target shall engage a proxy solicitor reasonably acceptable to Parent to assist in the solicitation of proxies from shareholders relating to the Requisite Target Vote. Notwithstanding the foregoing or anything to the contrary contained herein, subject to Sections 8.1 and 8.2, if the board of directors of Target, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then the board of directors of Target may withdraw or modify or qualify in a manner adverse to Parent its recommendation (a “Target Adverse Recommendation Change”) to its shareholders that they approve this Agreement and the transactions contemplated hereby, and in submitting this Agreement to its shareholders, the board of directors of Target may submit this Agreement to its shareholders without recommendation or with such modified or qualified recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of Target may communicate the basis for its lack of a recommendation or such modified or qualified recommendation to its shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto; provided, that the board of directors of Target may not take any actions under this sentence unless (i) it gives Parent at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the board of directors of Target in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances if not in response to an Acquisition Proposal) and (ii) at the end of such notice period, the board of directors of Target takes into account any amendment or modification to this Agreement proposed by Parent and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3; provided, that with respect to any such amendment, the applicable notice period in this Section 6.3 shall be three (3) business days instead of five (5) business days.

(b) Target shall adjourn or postpone the Target Shareholders’ Meeting if (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Target Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) on the date of such meeting Target has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Target Vote; provided, that Target shall not be required to adjourn or postpone the Target Shareholders’ Meeting more than one (1) time. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, the Target Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of Target at the Target Shareholders’ Meeting for the purpose of Target’s shareholders voting on the approval and adoption of this Agreement and the transactions contemplated hereby and nothing contained herein shall be deemed to relieve Target of such obligations.

6.4 Parent Shareholder Approval.

(a) Parent shall take, in accordance with applicable law and the Parent Charter and bylaws of Parent, all action necessary to convene a meeting of its shareholders (the “Parent Shareholders’ Meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Requisite Parent Vote required in connection with this Agreement and, if so desired and mutually agreed upon, other matters of the type customarily brought before an annual or special meeting of shareholders to approve the matters required by the Requisite Parent Vote. Parent and the board of directors of Parent shall use its reasonable best efforts to obtain from the shareholders of Parent the Requisite Parent Vote, including by communicating to Parent’s shareholders the Parent board of directors’ recommendation (and including such recommendation in the Joint Proxy Statement/Prospectus) that the shareholders approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, and Parent shall engage a proxy solicitor reasonably acceptable to Target to assist in the solicitation of proxies from shareholders relating to the Requisite Parent Vote. Notwithstanding the foregoing or anything to the contrary contained herein, subject to Sections 8.1 and 8.2 if the board of directors of Parent, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend that Parent’s shareholders approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, then the board of directors of Parent may withdraw or modify or qualify in a manner adverse to Target its recommendation (a “Parent Adverse Recommendation Change”) to its shareholders that they approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, and in submitting such proposal to its shareholders, the board of directors of Parent may submit such proposal to its shareholders without recommendation or with such modified or qualified recommendation (although the resolutions approving this Agreement and the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger as of the date hereof may not be rescinded or amended), in which event the board of directors of Parent may communicate the basis for its lack of a recommendation or such modified or qualified recommendation to its shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto; provided, that the board of directors of Parent may not take any actions under this sentence unless (i) it gives Target at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and (ii) at the end of such notice period, the board of directors of Parent takes into account any amendment or modification to this Agreement proposed by Target and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend that Parent’s shareholders approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger.

(b) Parent shall adjourn or postpone the Parent Shareholders’ Meeting if (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) on the date of such meeting Parent has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Parent Vote; provided, that Parent shall not be required to adjourn or postpone the Parent Shareholders’ Meeting more than one (1) time. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, the Parent Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of Parent at the Parent Shareholders’ Meeting for the purpose of Parent’s shareholders voting on the approval of the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger and nothing contained herein shall be deemed to relieve Parent of such obligations.

6.5 Timing of Shareholders’ Meetings. Parent and Target will use their respective reasonable best efforts to hold the Parent Shareholders’ Meeting and the Target Shareholders’ Meeting on the same date.

6.6 Legal Conditions to Merger. Subject in all respects to Sections 6.1, 6.3 and 6.4, Target and Parent shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity or Regulatory Agency and any other third party that is required to be obtained by Parent, Target or their respective Subsidiaries in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.

6.7 Nasdaq Listing. Parent shall cause the shares of Parent Common Stock to be issued in connection with the Merger to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.8 Employee Benefit Plans; Existing Agreements.

(a) During the period commencing at the Effective Time and ending on the first anniversary thereof (the “Protected Period”) and except as otherwise provided in this Section 6.8, Parent shall provide each employee of Target and its Subsidiaries who continues to be employed by Parent or its Subsidiaries immediately following the Effective Time (a “Continuing Employee”) with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by Target or any of its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (ii) short- and long-term incentive compensation opportunities that, in each case, are (A) with respect to the fiscal year of the Target in which the Effective Time occurs (if the Effective Time occurs after the first quarter of such fiscal year), no less favorable than the short- and long-term incentive compensation opportunities provided by Target or any of its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, and (B) with respect to (x) the fiscal year of Parent commencing immediately after the year in which the Effective Time occurs (if the Effective Time occurs after the first quarter of such fiscal year) and (y) the fiscal year of the Target in which the Effective Time occurs (if the Effective Time occurs in the first quarter of such fiscal year, in which case clause (A) above shall not apply), no less favorable than the short- and long-term incentive compensation opportunities provided by Parent or any of its Subsidiaries to similarly-situated employees of Parent or its Subsidiaries, and (iii) participation in the other compensation and employee benefit plans in which similarly-situated employees of Parent or its Subsidiaries participate, to the same extent as similarly-situated employees of Parent or its Subsidiaries. Without limiting the immediately preceding sentence, Parent shall provide to each Continuing Employee whose employment is terminated without cause during the Protected Period, severance benefits equal to the amounts set forth on Schedule 6.8(a) taking into account the service of such Continuing Employees prior to the Effective Time consistent with Section 6.8(b) and any service with Parent and its affiliates thereafter. For purposes of this Section 6.8, “cause” shall have the same meaning as provided in any written employment agreement between any Continuing Employee and Parent or any affiliate of Parent on the date such Continuing Employee is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (1) fraud or dishonesty against Parent or any affiliate of Parent; (2) the Continuing Employee’s willful misconduct, repeated refusal to follow the reasonable directions of the Parent’s board of directors or knowing violation of law in the course of performance of the duties of the Continuing Employee’s service with Parent or any affiliate of Parent; (3) repeated absences from work without a reasonable excuse; (4) repeated intoxication with alcohol or drugs while on the premises of Parent or any affiliate of Parent during regular business hours; (5) a conviction or plea of guilty or nolo contendere to a felony or a crime involving dishonesty; or (6) a breach or violation of the terms of any agreement to which the Continuing Employee and Parent or any affiliate of Parent are party.

(b) With respect to each Parent Benefit Plan, Parent shall recognize all service of the Continuing Employees with Target and its Subsidiaries (including any predecessor entities or any entities which merged or consolidated with or into Target or any of its Subsidiaries) for all purposes; provided, however, that such service shall not be recognized (i) for purposes of benefit accrual under any tax qualified defined benefit pension plan, (ii) under any Parent Benefit Plan that is frozen to new participants or that applies to a grandfathered population or (iii) to the extent that such recognition would result in a duplication of benefits. With respect to the Continuing Employees and their eligible dependents, Parent shall (A) recognize all such service under the Parent Benefit Plans for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations, (B) waive pre-existing condition limitations to the same extent waived under a corresponding Target Benefit Plan and (C) give credit for amounts paid under a corresponding benefit plan for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Benefit Plans; provided, however, that, with respect to any welfare benefits plans that are provided through a third-party insurer (i.e., are not self-insured), Parent shall use commercially reasonable efforts to effectuate the foregoing.

(c) From and after the Effective Time, Parent shall assume and honor in accordance with their terms all employment, severance, change in control and other compensation agreements and arrangements between Target or any of its Subsidiaries and any of their employees, which are not terminated in connection with the consummation of the transactions contemplated by this Agreement, and all accrued and vested benefit obligations through the Effective Time which are between Target or any of its Subsidiaries and any of their current or former directors, officers, employees or consultants.

(d) At the Effective Time, Target shall, and shall cause each of its Subsidiaries to, cease contributions to and terminate the 401(k) plan sponsored by Target (the “Target 401(k) Plan”), subject to the consummation of the transactions contemplated by this Agreement, and shall (i) adopt written resolutions (a copy of which shall be delivered to Parent at the Closing) to terminate the Target 401(k) Plan and fully vest all participants in their benefits thereunder, such termination and vesting to be effective as of the day immediately prior to the Effective Time; and (ii) deliver to Parent, prior to the Closing, notice of the Target 401(k) Plan termination. Parent reserves the right to suspend the distribution of benefits from the Target 401(k) Plan until the receipt of a favorable determination letter from the IRS with respect to the termination of the Target 401(k) Plan. The Continuing Employees shall be eligible to participate, effective as of the Closing Date, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”). Parent and Target shall take any and all actions as may be required, including amendments to the Target 401(k) Plan and/or Parent 401(k) Plan, to permit each Continuing Employee who is a participant in the Target 401(k) Plan to be eligible to commence participation in the Parent 401(k) Plan as of the Closing Date, make in-kind rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributable to such Continuing Employee from the Target 401(k) Plan, and accept rollovers of any plan loans.

(e) On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the other party unless the notice or communication material is similar in substance to a notice or communication material previously reviewed pursuant to this Section 6.8(e), and the party seeking to distribute any such notice or communication shall consider in good faith revising such notice or communication to reflect any comments or advice that the other party timely provides.

(f) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Target or any of its Subsidiaries or affiliates any right to continue in the employ or service of Parent, the Surviving Company, Target, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Company, Target, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Target or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Target Benefit Plan, Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Parent, the Surviving Company or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Target Benefit Plan, Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of and subject to Section 9.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Target or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.9 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, manager, officer or employee of Target or any of its Subsidiaries, or who is or was serving at the request of Target or any of its Subsidiaries as a director, manager, officer, employee or agent of another person, including any entity specified in the Target Disclosure Schedule (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such person is or was a director, manager, officer or employee of Target or any of its Subsidiaries or any of their predecessors or is or was serving at the request of Target or any of its Subsidiaries or any of their predecessors as a director, manager, officer, employee or agent of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and court costs and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Subject to the following sentence, for a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Target (provided, that Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Target and its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the aggregate annual premium paid as of the date hereof by Target for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Target, in consultation with Parent, may (and at the request of Parent, Target shall use its reasonable best efforts to) obtain at or prior to the Effective Time, at Parent’s expense, a six-year “tail” policy under Target’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.9.

(d) The provisions of this Section 6.9 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.10 Additional Agreements. In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the other parties to this Agreement.

6.11 Advice of Changes. Target and Parent shall promptly advise the other of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.11 shall not constitute the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in the failure of a condition set forth in Sections 7.2 or 7.3 to be satisfied.

6.12 Acquisition Proposals; Board Recommendation.

(a) Target shall and shall cause its Subsidiaries and each of its and its Subsidiaries’ affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Target or any of its Subsidiaries (each a “Target Representative”)) to immediately cease and terminate any and all existing discussions, negotiations or activities with any other parties conducted heretofore (whether currently ongoing or not) with respect to the possibility or consideration of any Acquisition Proposal. Except as otherwise provided in Section 6.12(b), from the date of this Agreement through the Effective Time, Target shall not, and shall cause each of its Subsidiaries not to, and shall use its reasonable best efforts to cause Target Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal, (iii) except pursuant to Section 6.3 in connection with and after making a Target Adverse Recommendation Change, make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or (iv) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal with respect to such party.

(b)

(i) Notwithstanding the foregoing Section 6.12(a), prior to the receipt of the Requisite Target Vote, Target may and may permit its Subsidiaries and Target Representatives to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, however, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing, Target shall have provided notice to Parent of its intention to provide such information, and shall have provided such information to Parent if not previously provided to Parent, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to Target than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Target.

(ii) Target shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to Target or any of its Subsidiaries that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall, if made orally, be confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Target shall also promptly, and in any event within twenty-four (24) hours, notify Parent, orally and in writing, if it enters into discussions or negotiations or engages in other communications concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.12(b) and keep Parent reasonably apprised of the status and terms of any such proposals, offers, discussions or negotiations on a current basis including by providing a copy of all material documentation or correspondence relating thereto. Target shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(iii) Nothing contained in this Section 6.12 shall prohibit Target, its board of directors or any of its Subsidiaries from taking and disclosing to its shareholders a position required by or otherwise complying with Rule 14e-2(a), Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c) Unless this Agreement has been terminated in accordance with its terms, Target shall not, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause its and their respective officers, directors, managers, agents, advisors and Target Representatives not to on its or any of Target’s Subsidiaries’ or affiliates’ behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a confidentiality agreement referred to and entered into in accordance with Section 6.12(b)) relating to any Acquisition Proposal.

(d) For purposes of this Agreement, the term “Acquisition Proposal” means, any proposal, offer or third party indication of interest in any (x) direct or indirect acquisition or purchase of 20% or more of the consolidated assets of Target and its Subsidiaries or 20% or more of any class of equity or voting securities of Target or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Target, (y) tender offer (including a self-tender) or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Target or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Target or (z) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Target or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Target, in each case other than the transactions contemplated by this Agreement.

6.13 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date hereof, Target shall furnish to Parent (a) consolidated financial statements of Target (including balance sheets, statements of operations and shareholders’ equity) (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to Target’s board of directors or any committee thereof relating to the financial performance and risk management of Target and its Subsidiaries.

6.14 Exemption from Liability under Section 16(b). Target and Parent agree that, in order to most effectively compensate and retain those officers and directors of Target subject to the reporting requirements of Section 16(a) of the Exchange Act (“Target Insiders”), both prior to and after the Effective Time, it is desirable that Target Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Target Common Stock and Target Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.14. The board of directors of Parent and of Target, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Target) any dispositions of Target Common Stock or Target Equity Awards by Target Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock or Parent Equity Awards by any Target Insiders who, immediately following the Merger, will be officers or directors of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.15 Bank Merger. Immediately following the Second Step Merger, Target Bank will merge (the “Bank Merger”) with and into Parent Bank pursuant to the agreement and plan of merger entered into by Parent Bank and Target Bank on the date hereof (the “Bank Merger Agreement”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Target Bank shall cease. Promptly following execution of the Bank Merger Agreement, Target shall approve such agreement as the sole shareholder of Target Bank and Parent shall approve such agreement as the sole shareholder of Parent Bank. Prior to the Effective Time, Target shall cause Target Bank, and Parent shall cause Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (“Bank Merger Certificates”).

6.16 Exchange Matters. Prior to the Closing Date, Target shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting of the shares of Target Common Stock from Nasdaq and the deregistration of the shares of Target Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.17 Dividends. After the date of this Agreement, each of Parent and Target shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Target Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Target Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Target Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

6.18 Assumption of Target Debt. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Parent, the Surviving Company or Parent Bank (as the case may be), at or prior to the Effective Time, the Second Effective Time or at or prior to the effective time for the Bank Merger, as required, one or more supplemental indentures, guarantees, and other instruments and documentation required for the due assumption of Target’s and Target Bank’s obligations in respect of its outstanding indebtedness, Target Trust Preferred Securities, guarantees, securities, and other agreements to the extent required by the terms of such debt, Target Trust Preferred Securities, guarantees, securities, and other agreements.

6.19 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Target or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Target, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and Target shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.20 Change of Method. The parties may by mutual agreement at any time change the method of effecting the Mergers, if and to the extent they deem such change to be desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Parent Common Stock received by holders of Target Common Stock or the amount or kind of Merger Consideration, (ii) adversely affect the tax treatment of (A) holders of Target Common Stock as a result of receiving the Merger Consideration or (B) holders of Parent Common Stock or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement in a timely manner.

6.21 Restructuring Efforts. If either Target or Parent shall have failed to obtain the Requisite Target Vote or the Requisite Parent Vote at the duly convened Target Shareholders’ Meeting or Parent Shareholders’ Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (provided, however, that neither party shall have any obligation to agree to (i) alter or change any material term of this Agreement, including the amount or kind of consideration to be issued to holders of Target Common Stock or Target Equity Awards or (ii) adversely affect the Tax treatment of the transaction with respect to its shareholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.21) to its respective shareholders for approval.

6.22 Takeover Statutes. None of Parent, Target or their respective boards of directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers, the Bank Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers, the Bank Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the shareholders of Target by the Requisite Target Vote, and the Requisite Parent Vote shall have been obtained.

(b) Nasdaq Listing. The shares of Parent Common Stock which shall be issued to the holders of Target Common Stock and Target Equity Awards upon consummation of the Merger pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals, authorizations, waivers, consents, or orders from the FRB, FDIC, TDFI or NCCOB, and any other required regulatory approvals set forth in Section 3.4 and Section 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Mergers and the Bank Merger, or those, the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or Regulatory Agency which prohibits or makes illegal consummation of the Mergers or the Bank Merger.

7.2 Conditions to Obligations of Target. The obligation of Target to effect the Merger is also subject to the satisfaction, or waiver by Target, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a), 3.1(b), 3.2(b), 3.2(c) and 3.3(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Parent and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent or the Surviving Corporation. Target shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and Target shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Tax Opinion. Target shall have received an opinion of Troutman Sanders LLP, legal counsel to Target, dated as of the Closing Date and in form and substance reasonably satisfactory to Target, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Merger Sub, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Target set forth in Sections 4.2(a) and Section 4.8(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Target set forth in Sections 4.1(a), 4.1(b), 4.2(b), 4.2(c) and 4.3(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Target set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Target or the Surviving Corporation. Parent shall have received a certificate dated as of the Closing Date and signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to the foregoing effect.

(b) Performance of Obligations of Target. Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate dated as of the Closing Date and signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to such effect.

(c) Tax Opinion. Parent shall have received an opinion of Bass, Berry & Sims PLC, legal counsel to Parent, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Merger Sub, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement or of the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, by the shareholders of Target or Parent, respectively:

(a) by mutual consent of Parent and Target in a written instrument, if the board of directors of each so determines;

(b) by either Parent or Target if any Governmental Entity or Regulatory Agency that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity or Regulatory Agency of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or Target if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or Target (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Target, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by Target, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Target, or Section 7.3, in the case of a termination by Parent, and which is not cured by the earlier of the Termination Date and thirty (30) days following written notice to Target, in the case of a termination by Parent, or Parent, in the case of a termination by Target, or by its nature or timing cannot be cured during such period;

(e) by Parent, if (i) prior to such time as the Requisite Target Vote is obtained, Target or the board of directors of Target (A) makes a Target Adverse Recommendation Change (or publicly discloses its intention to do so) or otherwise submits this Agreement to its shareholders without a recommendation for approval, or recommends to its shareholders an Acquisition Proposal other than the Merger, or (B) materially breaches its obligations under Section 6.3 or Section 6.12, or (ii) a tender offer or exchange offer for 20% or more of the outstanding shares of Target Common Stock is commenced (other than by Parent or a Subsidiary thereof), and the board of directors of Target recommends that the shareholders of Target tender their shares in such tender offer or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or

(f) by Target, if prior to such time as the Requisite Parent Vote is obtained, Parent or the board of directors of Parent (A) makes a Parent Adverse Recommendation Change (or publicly discloses its intention to do so) or otherwise submits the proposal to approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger to its shareholders without a recommendation for approval, or (B) materially breaches its obligations under Section 6.4.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or Target as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Target, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, Merger Sub nor Target shall be relieved or released from any liabilities or damages (which, in the case of Target, shall include the loss to the holders of Target Common Stock and Target Equity Awards of the economic benefits of the transactions contemplated hereby, including the loss of the premium offered to the holders of Target Common Stock and Target Equity Awards) arising out of its fraud or willful and material breach of any provision of this Agreement.

(b)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement a bona fide Acquisition Proposal shall have been made known to senior management of Target or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Target and (x) (A) thereafter this Agreement is terminated by either Parent or Target pursuant to Section 8.1(c) without the Requisite Target Vote having been obtained or (B) thereafter this

Agreement is terminated by Parent pursuant to Section 8.1(d), and (y) prior to the date that is twelve (12) months after the date of such termination, Target enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $66,000,000.00 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e), then Target shall pay Parent, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practical after the date of termination (and, in any event, within three (3) business days thereafter).

(iii) In the event that this Agreement is terminated by Target pursuant to Section 8.1(f), then Parent shall pay Target, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practical after the date of termination (and, in any event, within three (3) business days thereafter).

(c) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages in accordance with Section 8.2(a), the maximum aggregate amount of fees payable by Target or Parent under this Section 8.2 shall be equal to the Termination Fee, and in no event shall any party be required to pay the Termination Fee more than once.

(d) Each of Parent and Target acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Target or Parent fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the Parent or Target, as applicable, commences a suit which results in a judgment against Target or Parent, as applicable for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Target or Parent fails to pay the amounts payable pursuant to this Section 8.2, then Target or Parent, as applicable, shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Target or Parent pursuant to Section 8.2(b) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be the sole monetary remedy of Parent or Target, as applicable, in the event of a termination of this Agreement specified in such section.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date or time is agreed to by Parent and Target. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” On the Closing Date, the parties shall cause the Articles of Merger to be filed with the North Carolina Secretary.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Sections 2.2, 6.8, 6.9 and 6.10 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the transactions contemplated herein shall be borne equally by Parent and Target.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the day of delivery if delivered personally, if telecopied upon confirmation of receipt, if mailed by registered or certified mail (return receipt requested) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing, or if delivered by an express next-day courier (with confirmation) on the first business day following the date of dispatch, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Target, to:	with copies to:

BNC Bancorp 3980 Premier Drive, Suite 210 High Point, North Carolina 27265 Attn: Richard D. Callicutt II Facsimile: (336) 869-9200

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn:             Matthew M. Guest

Facsimile:    (212) 403-2000

Troutman Sanders LLP

600 Peachtree Street NE

Suite 5200

Atlanta, Georgia 30308

Attn:             James W. Stevens

Facsimile:    (404) 962-6501

(b) if to Parent or Merger Sub, to:	with a copy to:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, TN 37201 Attn: M. Terry Turner Facsimile: (615) 744-3770	Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201 Attn: D. Scott Holley Facsimile: (615) 742-2813

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Parent Disclosure Schedule, Target Disclosure Schedule and each other Exhibit and Schedule hereto shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. Whenever the singular or plural form of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word. As used in this Agreement, the “knowledge” of Target means the actual knowledge of any of the officers of Target listed on Section 9.5 of the Target Disclosure Schedule, and the “knowledge” of Parent or Merger Sub means the actual knowledge of any of the officers of Parent listed on Section 9.5 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a

Saturday, a Sunday or a day on which banks in New York, New York, Nashville, Tennessee or High Point, North Carolina are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature and (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. Any document or item will be deemed “delivered,” “provided” or “made available” to a party within the meaning of this Agreement if such document or item is (i) made available to such party specifically for review in person by the other party or its representatives, (ii) contained and accessible to such party for a continuous period of at least forty-eight hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing) in the electronic data room hosted by Intralinks established by Target in connection with the transactions contemplated hereby to which Parent and its designated representatives had access rights during such period or the electronic data room hosted by Intralinks established by Parent in connection with the transactions contemplated hereby to which Target and its designated representatives had access rights during such period or (iii) filed by a party with the SEC and publicly available on EDGAR at least forty-eight hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing). All references to “dollars” or “$” in this Agreement are to United States dollars.

9.6 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, at any time before or after approval of the matters presented in connection with the transactions contemplated by this Agreement by the shareholders of Parent and Target; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Parent or Target, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.7 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of Target, or Target, in the case of Parent, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of Parent or Merger Sub, in the case of Target, or Target, in the case of Parent, and (c) waive compliance with any of the agreements on the part of Parent or Merger Sub, in the case of Target, or Target, in the case of Parent, or of such party’s conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Parent or Target, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.8 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal law apply (and except that matters relating to the fiduciary duties of the board of directors of Target and Merger Sub shall be subject to the laws of the State of North Carolina and matters relating to the fiduciary duties of the board of directors of Parent shall be subject to the laws of the State of Tennessee). Any legal action or proceeding with respect to this Agreement by one party against any other party shall be brought only in any federal or state court located in the State of Delaware, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of forum non conveniens which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction, and agree that service of process upon any party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS

WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Publicity. Except as otherwise required by applicable law or the rules of Nasdaq or as required under the rules and regulations of the SEC, neither Target nor Parent shall, or shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of Parent, in the case of a proposed announcement or statement by Target or any of its Subsidiaries, or Target, in the case of a proposed announcement or statement by Parent or any of its Subsidiaries, in each case, which consent shall not be unreasonably withheld, conditioned or delayed.

9.13 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of Target, in the case of Parent or Merger Sub, or Parent, in the case of Target. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except for (i) as otherwise specifically provided in Section 6.9, (ii) from and after the Effective Time, but only if the Effective Time shall occur, the rights of holders of Target Common Stock to receive the Merger Consideration as provided in Article II, and the rights of holders of Target Equity Awards under Section 1.7, and (iii) the right of Target to enforce the rights of its shareholders and the holders of Target Equity Awards pursuant to Section 8.2(a), this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Any purported assignment in contravention hereof shall be null and void. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.

Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or other such instrument or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

9.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action or proceeding brought in accordance with Section 9.10, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this instrument to be executed and delivered as of the day and year first above written.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ M. Terry Turner
Name:	M. Terry Turner
Title:	President and Chief Executive Officer

BLUE MERGER SUB, INC.

By:	/s/ M. Terry Turner
Name:	M. Terry Turner
Title:	President

BNC BANCORP

By:	/s/ Richard D. Callicutt II
Name:	Richard D. Callicutt II
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Defined Terms

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Acquisition Proposal	6.12(d)
affiliate	9.5
Agreement	First Paragraph
Anti-Money Laundering Laws	3.14(b)
Articles of Merger	1.2
Bank Merger	6.15
Bank Merger Agreement	6.15
Bank Merger Certificates	6.15
BHC Act	3.1(b)
Burdensome Condition	6.1(c)
business day	9.5
Cash Out Amount	1.7(a)
Certificate	1.4(b)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Continuing Employee	6.8(a)
DPC Shares	1.4(a)
Effective Time	1.2
ERISA	3.12(d)
Exchange Act	3.13
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FDIA	3.25
FDIC	3.4
Form S-4	3.4
FRB	3.4
GAAP	3.6
Governmental Entity	3.4
HSR Act	3.4
Indemnified Parties	6.9(a)
Intellectual Property	4.20(a)
IRS	3.12(d)
Joint Proxy Statement/Prospectus	3.4
knowledge	9.5
Letter of Transmittal	2.2(a)
Liens	3.2(d)
Loans	3.23(a)
Material Adverse Effect	3.1(a)
Merger	Recitals
Merger Consideration	1.4(a)
Merger Consideration Price	1.7(a)
Merger Sub	First Paragraph

Annex A-1

Merger Sub Articles	1.8
Merger Sub Bylaws	1.9
Merger Sub Common Stock	1.6
Mergers	Recitals
Nasdaq	2.2(e)
NCBCA	1.1
NCCOB	3.4
North Carolina Articles of Merger	1.12(a)
North Carolina Secretary	1.2
OREO	3.23(b)
Other Regulatory Approvals	3.4
Parent	First Paragraph
Parent 401(k) Plan	6.8(d)
Parent Adverse Recommendation Change	6.4(a)
Parent Bank	1.13
Parent Benefit Plans	3.12(a)
Parent Bylaws	3.1(b)
Parent Capital Stock	3.2(a)
Parent Charter	3.1(b)
Parent Common Stock	1.4(a)
Parent Data	3.20
Parent Derivative Contracts	3.17
Parent Disclosure Schedule	Article III
Parent Equity Awards	3.2(a)
Parent ERISA Affiliate	3.12(a)
Parent Loan	3.23(c)
Parent Material Contract	3.15(a)
Parent-Owned Software	3.20
Parent Preferred Stock	3.2(a)
Parent Regulatory Agreement	3.16
Parent Reports	3.13
Parent Restricted Share Award	1.7(c)
Parent Share Closing Price	2.2(e)
Parent Shareholder Support Agreement	Recitals
Parent Shareholders’ Meeting	6.4(a)
Parent Stock Option	3.2(a)
Parent Stock Plans	3.2(a)
Parent Third Quarter 2016 Form 10-Q	3.18
Parent Trust Preferred Securities	3.2(a)
Permitted Liens	4.16(c)
person	9.5
Premium Cap	6.9(b)
Protected Period	6.8(a)
Real Estate Liens	4.16(c)
Regulatory Agencies	3.5
Requisite Parent Vote	3.3(a)
Requisite Regulatory Approvals	7.1(c)
Requisite Target Vote	4.3(a)
Sarbanes-Oxley Act	3.30
SEC	3.4
Second Effective Time	1.12(a)
Second Step Merger	Recitals

Annex A-2

Securities Act	3.4
Shareholder Support Agreements	Recitals
Software	4.20(a)
SRO	3.5
State Regulator	3.5
Subsidiary	3.1(c)
Surviving Company	Recitals
Surviving Corporation	Recitals
Takeover Statutes	3.27
Target	First Paragraph
Target 401(k) Plan	6.8(d)
Target Adverse Recommendation Change	6.3(a)
Target Articles	4.1(b)
Target Bank	4.1(c)
Target Benefit Plans	4.12(a)
Target Capital Stock	4.2(a)
Target Common Stock	1.4(a)
Target Data	4.20(b)
Target Derivative Contracts	4.17
Target Disclosure Schedule	Article IV
Target Equity Award	1.7(d)
Target ERISA Affiliate	4.12(a)
Target Insiders	6.14
Target Leased Real Property	4.16(a)
Target Leases	4.16(a)
Target Loan	4.23(c)
Target Material Contract	4.14(a)
Target Non-Voting Common Stock	4.2(a)
Target Owned Real Property	4.16(a)
Target-Owned Software	4.20(b)
Target Preferred Stock	4.2(a)
Target RSU Award	1.7(d)
Target Real Estate	4.16(a)
Target Regulatory Agreement	4.15
Target Reports	4.32
Target Representative	6.12(a)
Target Restricted Share Award	1.7(b)
Target Shareholder Support Agreement	Recitals
Target Shareholders’ Meeting	6.3(a)
Target Stock Option	1.7(a)
Target Stock Plans	1.7(a)
Target Third Quarter 2016 Form 10-Q	4.18
Target Trust Preferred Securities	4.2(a)
Target Voting Common Stock	4.2(a)
Tax	3.10
Taxes	3.10
TBCA	1.12(a)
TDFI	3.4
Tennessee Articles of Merger	1.12(a)
Tennessee Secretary	1.12(a)
Termination Date	8.1(c)
Termination Fee	8.2(b)(i)

Annex A-3

Treasury Regulations	3.10(e)
Trust Account Shares	1.4(a)
Uncertificated Share	1.4(b)
Voting Debt	3.2(b)

Annex A-4